UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A. and
Subsidiaries
Quarterly Information at the
Quarter Ended June 30, 2010
and Report of Independent Accountants
on Limited Review

Report of Independent Accountants on
Limited Review

To the Board of Directors and Shareholders
Fibria Celulose S.A.

1
We have carried out a limited review of the accompanying balance sheet (Parent company and Consolidated) of Fibria Celulose S.A. (the "Company") as of June 30, 2010 and of the related statements of operations, of changes in shareholders’ equity and of cash flows. This financial information is the responsibility of the Company's management.

2
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), together with the Federal Accounting Council (CFC) and mainly comprised analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the financial information.

3
Based on our limited review we are not aware of any material modifications that should be made to the financial information for it to be in conformity with accounting practices adopted in Brazil and the rules and regulations of the Brazilian Securities Commission (CVM) for the preparation of quarterly financial information.

4
As mentioned in Note 2, the Brazilian Securities Commission (CVM) approved a number of new accounting standards, interpretations and opinions issued by the Brazilian Accounting Standards Committee (CPC), which were adopted by the Company as from 2010, which modify the accounting practices adopted in Brazil. These new accounting standards were adopted, for all periods presented, in the preparation of the Company financial information for the six-month period ended June 30, 2010.

5
The financial information also includes the balance sheet as at December 31, 2009. We audited this information at the time of its preparation, in connection with our audit of the financial statements for the year then ended, and expressed an unqualified opinion thereon dated April 21, 2010. It also includes the statement operations for the six-month period ended June 30, 2009, which was reviewed by other auditors, who issued an unqualified report dated July 16, 2009, before adoption of the adjustments to the financial information pursuant to CPC No. 23 - Accounting Policies, Estimate Changes and Errors (Note 2). In connection with our review, as mentioned in paragraph 1, we have audited these adjustments to the financial information, which in our opinion, are, in all material respects, fairly presented.

São Paulo, August 13, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça
Contador CRC 1SP196994/O-2

Fibria Celulose S.A. and Subsidiaries

Balance Sheets
In thousands of Brazilian reais

		Parent company			Consolidated

Assets	Note	June 30, 2010	March 31, 2010	December 31, 2009	June 30, 2010	March 31, 2010	December 31, 2009

Current
Cash and cash equivalents	3	33,095	57,174	188,427	633,870	550,351	645,479
Trading securities	3	1,582,405	1,728,963	2,843,215	1,687,340	2,120,176	3,251,903
Derivative financial instruments	18	14,440			14,440		5,122
Trade accounts receivable	4	245,329	489,966	871,375	1,219,166	1,163,660	842,848
Inventories	5	425,816	392,733	370,646	931,705	822,940	834,371
Recoverable taxes	6	179,081	241,657	216,051	262,586	246,898	231,294
Other		71,181	66,048	210,419	135,074	128,690	254,222

		2,551,347	2,976,541	4,700,133	4,884,181	5,032,715	6,065,239

Non-current
Trading securities	3	27,968	27,340	65,439	27,968	27,340	65,439
Intercompany receivables	8	25,737	22,260	5,464			-
Deferred income taxes	7	867,796	861,003	802,750	1,381,798	1,340,628	1,283,544
Recoverable taxes	6	281,241	240,345	262,698	344,438	374,138	372,509
Advances to suppliers	14	569,457	550,613	559,683	679,739	672,683	679,389
Other		50,791	81,468	96,646	91,149	94,215	120,644
Investments in subsidiaries and affiliates	9	11,763,981	11,666,474	11,330,192	15,021	15,139	15,430
Biological assets	11	2,646,110	2,625,629	2,662,053	3,784,703	3,754,246	3,831,822
Property, plant and equipment	10	4,427,787	4,433,063	4,449,540	13,808,466	13,988,018	14,037,031
Intangible assets	12	5,392,986	5,411,102	5,437,905	5,398,023	5,416,837	5,443,354

		26,053,854	25,919,297	25,672,370	25,531,305	25,683,244	25,849,162

Total assets		28,605,201	28,895,838	30,372,503	30,415,486	30,715,959	31,914,401

Fibria Celulose S.A. and Subsidiaries

Balance Sheets at the
Quarter Ended June 30
In thousands of Brazilian reais	(continued)

		Parent company			Consolidated

Liabilities and shareholders' equity	Note	June 30, 2010	March 31, 2010	December 31, 2009	June 30, 2010	March 31, 2010	December 31, 2009

Current
Loans and financings	14	468,763	659,301	974,298	899,598	1,026,939	1,465,953
Trade accounts payable		576,806	531,415	424,247	449,724	472,993	384,282
Taxes payable		17,472	19,196	17,950	47,658	46,075	27,659
Income taxes payable			-	4,774		-	11,741
Taxes paid in installments		15,091	14,340	-	15,091	14,340	-
Payroll and related charges		84,506	67,820	96,976	106,447	84,076	123,326
Dividends		2,164	2,164	2,166	2,164	8,041	2,293
Derivative financial instruments			13,287	3,900		13,287	-
Accounts payable - Aracruz acquisition		1,240,615	2,131,581	2,430,289	1,240,615	2,131,581	2,430,289
Advances from subsidiaries			-	21,765		-	-
Other		246,433	110,319	44,822	80,793	113,348	51,371

		2,651,850	3,549,423	4,021,187	2,842,090	3,910,680	4,496,914

Non-current
Loans and financings	14	4,695,138	4,507,351	3,715,686	10,521,854	9,776,092	9,511,141
Intercompany loan payable	8	4,592,285	4,169,895	5,174,199		-	-
Taxes paid in installments	15	64,021	60,710	59,702	64,021	61,044	59,702
Deferred income tax		658,555	680,096	653,573	955,442	968,493	975,420
Provision for contingencies	15	121,947	123,553	334,361	130,392	132,201	340,934
Accounts payable - Aracruz acquisition		546,820	605,497	1,253,890	546,820	605,497	1,253,890
Other		91,585	135,273	103,411	150,315	176,490	200,981

		10,770,351	10,282,375	11,294,822	12,368,844	11,719,817	12,342,068

Shareholders' equity
Capital	17	8,379,397	8,379,397	8,379,397	8,379,397	8,379,397	8,379,397
Capital reserves		2,688	2,688	2,688	2,688	2,688	2,688
Revaluation reserve		9,647	9,959	10,274	9,647	9,959	10,274
Treasury shares		(10,345)	(756)	(756)	(10,345)	(756)	(756)
Revenue reserves		5,046,694	5,046,382	5,046,067	5,046,694	5,046,382	5,046,067
Fair value equity adjustment		1,618,824	1,618,824	1,618,824	1,618,824	1,618,824	1,618,824
Retained earnings		136,095	7,546		136,095	7,546

Shareholders' equity attributed to the company's shareholders		15,183,000	15,064,040	15,056,494	15,183,000	15,064,040	15,056,494
Non-controlling equity interest					21,552	21,422	18,925

		15,183,000	15,064,040	15,056,494	15,204,552	15,085,462	15,075,419

Total liabilities and shareholders' equity		28,605,201	28,895,838	30,372,503	30,415,486	30,715,959	31,914,401

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Statements of Operations

In thousands of Brazilian reais

		Parent company
		04/01/02010	01/01/2010	04/01/02009	01/01/2009
	Note	to 06/30/2010	to 06/30/2010	to 06/30/2009	to 06/30/2009

Operating revenues		1,201,031	2,339,368	610,983	1,247,589

Sales deductions		(126,718)	(223,393)	(91,537)	(179,627)

Net operating revenues		1,074,313	2,115,975	519,446	1,067,962
Cost of sales		(998,843)	(1,844,559)	(412,688)	(827,275)

Gross profit		75,470	271,416	106,758	240,687

Operating expenses
Selling		(51,233)	(110,550)	(52,916)	(103,821)
General and administrative		(66,998)	(121,019)	(41,946)	(64,405)
Management fees	8	(1,750)	(9,665)	(1,009)	(2,121)
Financial results
Income	19	49,293	156,891	73,744	94,383
Expenses	19	(232,086)	(435,247)	(61,003)	(336,475)
Indexation charges and exchange losses, net	19	(80,418)	(282,884)	401,447	539,020
Equity in the earnings of subsidiaries and affiliates		349,607	513,550	241,424	215,476
Other income and expenses, net		38,693	(1,828)	(27,027)	(63,663)
Gain on remeasurement of original investment in Aracruz upon acquisition of control					1,378,924
		5,108	(290,752)	532,714	1,657,318

Income (loss) before taxes on income		80,578	(19,336)	639,472	1,898,005

Income taxes - (expense) benefit
Current	7
Deferred	7	47,791	155,431	(124,819)	(121,393)

Net income for the period		128,549	136,095	514,653	1,776,612

Number of shares		467,249	467,249	412,156	412,156
Earnings per share (Reais)		0.27512	0.29127	1.24868	4,31053

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Statements of Operations

In thousands of Brazilian reais

		Consolidated
		04/01/02010	01/01/2010	04/01/02009	01/01/2009
	Note	to 06/30/2010	to 06/30/2010	to 06/30/2009	to 06/30/2009

Operating revenues		2,378,476	4,356,957	1,640,570	3,233,684

Sales deductions		(569,224)	(872,675)	(169,608)	(334,099)

Net operating revenues		1,809,252	3,484,282	1,470,962	2,899,585
Cost of sales		(1,292,755)	(2,559,235)	(1,292,401)	(2,449,470)

Gross profit		516,497	925,047	178,561	450,115

Operating expenses
Selling		(93,214)	(163,049)	(79,331)	(154,619)
General and administrative		(78,895)	(143,398)	(57,534)	(120,924)
Management fees	8	(1,907)	(9,822)	(5,198)	(6,310)
Financial results
Income	19	88,830	213,752	218,355	296,105
Expenses	19	(300,049)	(579,362)	(329,270)	(695,547)
Indexation charges and exchange losses, net	19	(103,948)	(290,585)	1,479,781	1,583,008
Equity in the losses of subsidiaries and affiliates		(316)	(608)	(4,816)	(5,655)
Other income and expenses, net		45,844	2,013	(31,167)	(59,279)
Gain on remeasurement of original investment in Aracruz upon acquisition of control					1,378,924

		(443,655)	(971,059)	1,190,820	2,215,703

Income (loss) before taxes on income		72,842	(46,012)	1,369,381	2,665,818

Income taxes - (expense) benefit
Current	7
Deferred	7	56,879	184,531	(449,252)	(478,813)

Net income for the period		129,721	138,519	920,129	2,187,005

Attributable to
Shareholders of the Company		128,549	136,095	514,653	1,776,612
Non-controlling equity interest		1,172	2,424	405,476	410,395

Net income for the quarter		129,721	138,519	920,129	2,187,005

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of Brazilian reais

					Revenue reserves
									Fair value
		Capital	Revaluation	Treasury			Undistributed	Retained	equity
	Capital	reserves	reserves	shares	Legal	Investments	dividend	earnings	adjustments	Total

At December 31, 2008	3,052,211	2,688	12,073		248,193	835,241				4,150,406
Prior year adjustments
First-time adoption of CPCs 15 to 40								2,032,860		2,032,860
Transfer to revenue reserves						2,032,860		(2,032,860)

At January 1, 2009	3,052,211	2,688	12,073		248,193	2,868,101				6,183,266
Capital increase (Note 1)	4,005,091									4,005,091
Acquisition of shares (Note 16)				(756)						(756)
Share issuance (Note 16)	529,843	792,252								1,322,095
Capitalization of share premium reserve (Note 16)	792,252	(792,252)
Realization of reserves			(1,799)					1,799
Other						(1,251)				(1,251)
Fair value equity adjustments									1,618,824	1,618,824
Net income for the year								1,929,225		1,929,225
Appropriation to legal reserve					25,675			(25,675)
Mandatory dividends							121,958	(121,958)
Transfer to revenue reserves						1,783,391		(1,783,391)

At December 31, 2009	8,379,397	2,688	10,274	(756)	273,868	4,650,241	121,958		1,618,824	15,056,494
Realization of reserves			(627)			627
Acquisition of shares				(9,589)						(9,589)
Net income for the period								136,095		136,095

At June 30, 2010	8,379,397	2,688	9,647	(10,345)	273,868	4,650,868	121,958	136,095	1,618,824	15,183,000

Fibria Celulose S.A. and Subsidiaries

Statements of Cash Flows
In thousands of Brazilian reais

	Parent company
	04/01/02010	01/01/2010	04/01/02009	01/01/2009
	to 06/30/2010	to 06/30/2010	to 06/30/2009	to 06/30/2009

Profit (loss) before income and social contribution taxes	80,578	(19,336)	639,472	1,898,005

Adjustments for
Depreciation, depletion and amortization	228,050	452,163	92,968	212,834
Foreign exchange (gain) losses and indexation changes	80,418	282,884	(407,134)	(479,179)
Fair value of derivative contracts	(10,769)	286	(16,130)	(31,118)
Equity in earnings of affiliates	(349,607)	(513,550)	(241,424)	(215,476)
Fair value of the initial 12.35% interest in Aracruz				(1,378,924)
Present value accretion adjustment for acquiring shares	92,227	187,780	64,139	112,400
Loss on the sale of property, plant or equipment	4,092	5,257
Appropriation of interest on securities	(35,954)	(66,383)	(42,719)	(50,932)
Appropriation of interest on financing	73,818	217,763	62,326	210,149
Change in fair value of biological assets	(43,575)	(43,575)
Additions/reversals of the provision for contingencies, allowance for doubtful accounts	23,775	(32,425)	3,222	2,829
Others	(7,495)	(7,495)
Decrease (increase) in assets
Accounts receivable	250,307	668,529	(5,867)	2,401
Inventories	(33,079)	(55,809)	4,221	(10,448)
Recoverable taxes	3,137	(5,633)	29,666	10,286
Intercompany credits	(3,477)	(20,273)
Other accounts receivable/advances to suppliers	46,201	174,040	29,031	20,883

Increase (decrease) in liabilities
Suppliers	41,923	148,916	24,151	8,155
Accrued taxes	(5,997)	(565)	1,228	(1,686)
Payroll and related charges	16,686	(12,470)	13,149	(4,758)
Intercompany debits	(18,993)	(580,100)	(1,927)	(32,604)
Other accounts payable	93,628	109,518	10,881	10,881

Cash from operations	525,894	889,522	259,253	283,697
Interest received on securities	34,788	54,363	14,554	18,994
Interest paid on financings	(93,031)	(182,713)	(58,408)	(107,284)

Net cash from operating activities	467,651	761,172	215,399	195,407

Investment activities
Installments paid for acquisition of Aracruz	(1,041,870)	(2,084,524)		(500,000)
Acquisition of property, plant and equipment	(170,360)	(309,489)	(73,883)	(123,299)
Securities	147,095	1,310,300	(57,844)	(2,104,976)
Capital increase in subsidiary	(52,708)	(228,819)	(701,995)	(783,532)
Revenue on the sale of fixed assets	888	1,432
Settled derivative contracts	(16,958)	(18,626)	(55,705)	(106,916)
Dividends	301,083	301,083
Cash used in investment activities	(832,830)	(1,028,643)	(889,427)	(3,618,723)

Financing activities
Borrowings	1,623,718	2,371,583	413,309	646,110
Advance for future capital increase			631,621	2,998,391
Payments of financings/loans - principal	(1,272,942)	(2,249,724)	(365,125)	(576,656)
Acquisition of shares	(9,589)	(9,589)
Others			81	(40)

Cash generated by financing activities	341,187	112,270	679,886	3,067,805

Effects of exchange rate change on cash	(87)	(131)

Net increase (decrease) in cash and cash equivalents	(24,079)	(155,332)	5,858	(355,510)

Cash and cash equivalents at the beginning of the period	57,174	188,427	6,464	367,832

Cash and cash equivalents at the end of the period	33,095	33,095	12,322	12,322

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Statements of Cash Flows
In thousands of Brazilian reais

	Consolidated
	04/01/02010	01/01/2010	04/01/02009	01/01/2009
	to 06/30/2010	to 06/30/2010	to 06/30/2009	to 06/30/2009

Profit (loss) before income and social contribution taxes	72,842	(46,012)	1,369,380	2,665,818

Adjustments for
Depreciation, depletion and amortization	414,209	819,159	346,373	621,301
Foreign exchange (gain) losses and indexation changes	103,948	290,585	(1,567,629)	(1,689,471)
Fair value of derivative contracts	(10,768)	287	(167,163)	(179,604)
Equity in lossesof affiliates	316	608	4,816	5,655
Fair value of the initial 12.35% interest in Aracruz				(1,378,924)
Present value accretion adjustment for acquiring shares	92,227	187,780	105,747	153,808
Loss on the sale of property, plant or equipment	1,947	10,708	(3,866)	(22,077)
Appropriation of interest on securities	(64,679)	(101,875)	(48,711)	(72,017)
Appropriation of interest on financing	181,179	353,884	195,913	480,283
Change in fair value of biological assets	(68,296)	(68,296)
Additions/reversals of the provision for contingencies, allowance for doubtful accounts and others	32,159	(14,168)	4,815	14,737

Decrease (increase) in assets
Accounts receivable	(31,838)	(315,735)	10.662	19.229
Inventories	(108,605)	(101,289)	52,797	145,407
Recoverable taxes	(7,291)	(39,705)	(14,713)	15,459
Intercompany credits				(2,965)
Other accounts receivable/advances to suppliers	9,812	110,191	9,978	35,631

Increase (decrease) in liabilities
Suppliers	(20,577)	55,270	7,264	(31,089)
Accrued taxes	(2,295)	15,785	11,153	(71,896)
Payroll and related charges	22,371	(16,879)	25,437	3,976
Intercompany debits			16,877
Other accounts payable	(54,995)	(72,972)	16,385	4,151

Cash from operations	561,666	1,067,326	375,515	717,412
Interest received on securities	54,501	74,871	340,369	616,138
Interest paid on financings	(224,399)	(377,115)	(245,936)	(453,287)
Income and social contribution taxes paid	(5,229)	(11,766)	(2,801)	(4,264)

Net cash from operating activities	386,539	753,316	467,147	875,999

Investment activities
Installments paid for acquisition of Aracruz	(1,041,870)	(2,084,524)	(521,675)	(898,156)
Acquisition of property, plant and equipment	(226,231)	(411,473)	(392,051)	(967,038)
Securities	442,386	1,629,038	(296,471)	(2,485,867)
Revenue on the sale of fixed assets	3,059	3,603	21,481	24,063
Settled derivative contracts	(16,959)	(9,605)	(55,705)	(106,916)
Cash used in investment activities	(839,615)	(872,961)	(1,244,421)	(4,433,914)

Financing activities
Borrowings	2,912,864	3,708,254	618,801	1,118,716
Advance for future capital increase			631,621	2,998,391
Payments of financings/loans - principal	(2,376,247)	(3,616,504)	(649,233)	(1,036,852)
Acquisition of shares	(9,589)	(9,589)
Others	(127)	(127)	(45)	(45)

Cash generated by financing activities	526,901	82,034	601,144	3,080,210

Effects of exchange rate change on cash	9,694	25,732	(54,359)	(57,538)

Net increase (decrease) in cash and cash equivalents	83,519	(11,879)	(230,489)	(535,243)

Cash and cash equivalents at the beginning of the period	550,351	645,749	373,466	678,220

Cash and cash equivalents at the end of the period	633,870	633,870	142,977	142,977

The accompanying notes are an integral part of the quarterly information.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

1	Operations and New Business Development

(a)	Business

Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A. ("VCP") (or "Parent company") and its subsidiaries (the "Company", "Fibria" or "we") are mainly engaged in forestry and the manufacturing and sale of short fiber pulp, printing and writing paper, and special papers.

The Company's business is strongly affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(b)	Acquisition of Aracruz shares

On January 20, 2009 the Company acquired a 12.35% controlling equity interest in the total capital of Aracruz Celulose S.A. ("Aracruz") (28% of voting capital or 127,506,457 common shares) for R$ 2,710,000, payable in six semi-annual fixed installments, free of interest and charges.

Additionally, on March 5, 2009, VCP acquired an additional 127,506,457 common shares of Aracruz, comprising 28% of its voting capital, for R$ 2,710,000 payable in six semi-annual fixed installments.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, as the owner of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares issued by VCP, which were subscribed through a contribution of Aracruz shares valued at R$ 14.56 each, amounting to R$ 828,185.

On July 1, 2009, mandatory tender offer with tag along rights of Aracruz common shares ("ARCZ3") was completed. Total shares included in the mandatory tender offer amounted to 15,507,357 common shares, including 13,828,307 common shares, or 89% of the equity sold. The purchase price totaled R$ 236,633, and is payable in six semi-annual fixed installments maturing until July 2011.

On July 17, 2009, the Board of Directors of both VCP and Aracruz approved a stock swap merger in which each remaining issued and outstanding preferred share of Aracruz was exchanged for 0.1347 of VCP's common shares. This exchange ratio had been previously reviewed and approved by the Boards of Directors of both companies.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

On August 26, 2009 the VCP and Aracruz Extraordinary General Meetings ("EGM") approved the merger of all shares of Aracruz by VCP.

The effects of this business combination are shown in Note 9(d).

(b)	The Guaíba unit disposal

On December 15, 2009, the Company concluded the sale of the industrial installations, land and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The original amount of the sales price was R$ 2,416 million which generated a capital gain of R$ 33,414, recorded in "Other operating income".

In 2009 this sold cash-generating unit had the following operational results:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009
Net revenues	163,047	100,117	126,754	38,422	428,339
Cost of sales	133,188	81,487	98,717	30,247	343,640
Gross Income	29,858	18,630	28,037	8,175	84,700
% of the gross result of the Company	11.0	7.7	11.8	4.4	9.0

(c)	Merger of companies

On December 21, 2009, Fibria's EGM approved the merger of Arapar S.A. and São Teofilo Representação e Participações S.A. into the Company. On December 22, 2009, the EGM approved the merger of Aracruz into the Company. The merged companies ceased to exist and were fully merged into Fibria as of December 31, 2009. As the merged companies were wholly-owned by Fibria, there was no related capital increase in Fibria.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

2	Presentation of Financial Statements and Significant Accounting Practices

(a)	Presentation of financial statements

The Board of Directors authorized the issuance of this quarterly information on August 11, 2010, including subsequent events through such date.

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazil's Corporation Law, with the CVM standards and with the Pronouncements and Guidance from the Brazilian Accounting Standards Committee ("CPC"), (collectively "BR GAAP").

Significant changes were introduced to Brazilian GAAP beginning on January 1, 2010 which have been applied retrospectively for all periods presented. These changes are summarized in (b) below. The quarterly information includes, at a minimum, the disclosure requirements set forth in CPC Technical Pronouncement ("CPC") 21 - "Interim Financial Statements".

(b)	First-time adoption of accounting standards issued by the CPC

Significant changes were introduced to Brazilian GAAP in two stages: (i) in 2008, upon issuance of CPCs 1 through 14 which were adopted by the Company in its financial statements as at and for the year ended December 31, 2008; and (ii) retroactively (and therefore, such information for the first quarter of 2009 is different from the information as originally presented) in 2009, upon issuance of CPC 15 through 40 (except for CPC 34 - not issued).

The new Brazilian GAAP accounting standards were adopted and presented for the first time beginning in 2010.The transition date adopted by the Company was January 1, 2009, at which date it prepared its opening balance sheet under the new Brazilian GAAP.

Exceptions to the retrospective adoption of the new Brazilian GAAP accounting standards

The Company adopted the following exemptions retrospectively:

(i)	Business combination - CPC 15 ("Business Combinations") was applied as from January 1, 2009.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In accordance with CPC 37 elective exemptions do not apply to the Company, since:

(i)	Insurance contracts - the insurance contracts entered into are not addressed in the scope of this pronouncement.

(ii)
Cost attributed to property, plant and equipment - property, plant and equipment was already being depreciated based on useful lives, and the Company's management understands there are no significant differences between fair value and the net book values of PP&E.

(iii)
Assets and liabilities of subsidiaries, jointly-owned subsidiaries and affiliates - the first-time adoption of the accounting standards were applied concurrently and consistently by all subsidiaries and affiliates.

(iv)	Compound financial instruments - there were no operations involving these types of financial instruments.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment - no such contracts were present.

(vi)	Financial assets and intangible assets accounted for pursuant to ICPC 01 - concession agreements - no contracts covered by this technical interpretation have been entered into.

Summary of new accounting standards adopted and reconciliation of results of operations and shareholders' equity

The main changes that Brazilian GAAP introduced in this financial information upon the first-time application of CPCs 15 through 40 and CPC 43  were as follows:

(a)
CPC 15 - "Business Combinations" - pursuant to prior Brazilian GAAP, goodwill recorded on the step-acquisition of Aracruz was recorded in various stages and represented the excess purchase price in relation to equity in earnings (losses) of subsidiaries and affiliates. In accordance with CPC 15 the date of acquisition is the date on which control was obtained, taking into consideration the fair value of identifiable assets acquired and liabilities assumed. Whenever a business combination is consummated through a step acquisition, that is, a controlling equity interest is acquired in a legal entity in which the company already held an equity interest, CPC 15 determines that the initial equity interest be revalued at fair value on the date of acquisition, with a contra-entry to the statement of operations (Note 9).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The asset exchange operation carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in the scope of this accounting standard, was deemed to be a deferred gain from an advantageous purchase and was adjusted as a contra-entry to shareholders' equity, net of tax effects.

(b)
CPC 18 - "Investment in Affiliate and Subsidiary" - unrealized results from sales by the Parent company of assets to a subsidiary ("downstream") were eliminated from the stand-alone balance sheets, thereby matching the Parent company to the Consolidated shareholders' equity and individual and consolidated statement of operations.

(c)	CPC 22 - "Segment Information" - the Company has presented selected information by operating segment (pulp and paper).

(d)
CPC 26 - "Presentation of Financial Statements" - non-controlling interests (formerly referred to as minority interest) are included as a separate component of shareholders' equity. A statement of comprehensive income has been included for the first time.

(e)	CPC 29 - "Biological Assets" - biological assets, consisting of forests, were remeasured at fair value, net of estimated costs to sell. Previously, these assets were recorded at historical cost.

(f)
CPC 32 - "Taxes on Profit" - pursuant to prior Brazilian GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum ten years period. In accordance with CPC 32, credits are recorded to the extent it is probable that future taxable profits will be available.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The Company presents the effects on the Parent company and Consolidated statement of operations for the quarter ended June 30, 2009 and on shareholders' equity at January 1, 2009, June 30, 2009 and December 31, 2009, as below:

	Consolidated

	December 31, 2009	June 30, 2009	January 1, 2009

Reconciliation of effects on shareholders' equity
Shareholders' equity disclosed under prior Brazilian GAAP	9,989,091	8,661,999	4,150,406
Realization of goodwill upon exchange of assets with International Paper - pulp mill (CPC 15)	1,781,000	1,781,000	1,781,000
Mark-to-market valuation of the 12.35% equity interest held prior tothe acquisition of controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Impacts on realization of goodwill upon change in the criterion to set the date of acquisition of controlling equity interest (CPC 15)	(241,876)	(12,205)
Other effects from business combination (Aracruz) (CPC 15)	(119,342)	(104,797)
Tax effects from business combination (CPC 32)	58,094	5,566
Equity valuation adjustment arising from business combination in Aracruz acquisition (CPC 15)	1,618,824	1,046,790
Fair value adjustment for biological assets (CPC 29)	953,010	401,406	401,406
Realization from harvest and use of biological assets (CPC 29)	(65,558)	(10,663)
Tax effect from biological assets (CPC 32)	(308,485)	(138,338)	(131,013)
Other	12,812	828	(18,533)

Shareholders' equity as adjusted by CPC 15 through 40	15,056,494	13,010,510	6,183,266

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

	June 30, 2009

	Parent company	Consolidated

Reconciliation of effects on net income
Net income disclosed under prior Brazilian GAAP	507,753	527.113
Mark-to-market valuation of equity interest held prior to the acquisition of controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Realization of goodwill upon change in the criterion to set the date of acquisition of controlling equity interest (CPC 15)	(17,031)	(12,205)
Other effects from business combination (CPC 15)	(104,797)	(104,797)
Tax effects from business combination (CPC 32)	5,566	5,566
Fair value adjustment for biological assets (CPC 29)
Realization for harvest and use of biological assets (CPC 32)	(10,849)	(27,165)
Tax effect from biological assets	3,688	9,176
Effects on the first-time application of CPC 15 through 40 in subsidiaries, net of tax effects	(6,001)
Other	19,359

Net income as adjusted by CPC 15 through 40	1,776,612	1,776,612

(c)	Description of significant accounting practices

The significant accounting practices applied in the preparation of this quarterly information (Company and consolidated) are described below.

Determination of operating results

Operating results (revenues, costs and expenses) are determined on an accrual basis. Revenues from sales of products are recognized whenever their amount can be reliably measured and all risks and benefits are transferred to the buyer.

Accounting estimates

The financial statements include estimates and assumptions, such as the measurement of valuation allowances on credit operations, estimates of fair value of certain financial instruments, provisions for contingent liabilities, estimates of useful life of certain assets. The actual results may differ from these estimates.

Cash and cash equivalents

These include cash on hand, cash at banks and highly liquid short-term investments, which are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, as well as overdraft facilities. Overdraft facilities are shown in the balance sheet as "Loans and financings", in current liabilities.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Financial instruments

Classification and measurement

The Company classifies its financial assets into the following categories: (i) trading securities, (ii) loans and receivables, (iii) held to maturity, and (iv) available for sale. The classification depends on the purpose for which the financial assets have been acquired.

(i)	Trading securities

The financial assets for trading are characterized by the nature of their active and frequent trading in the financial markets. These assets are measured at fair value, and the changes in fair value are recognized in the statement of operations under "Financial results".

The derivative instrument operations are classified in this group and valued as described above. Whenever these derivative instruments are designated as a hedge, the changes in fair value are recognized in the same line of the statement of operations which were impacted by the originally hedged operation.

(ii)	Loans and receivables

This includes loans and receivables under fixed or determinable payment terms which are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that set in the contract and adjusted by the related costs of each transaction.

(iii)	Held-to-maturity financial assets

These comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. These are valued at acquisition cost, plus contractual earnings based on the effective interest rate.

(iv)	Available-for-sale financial assets

These comprise the financial assets which, by their nature, cannot be classified into the three categories above. These assets are recorded at fair value and recognized in the statement of operations as "Financial results". The difference between the fair value and that calculated based on the effective interest rate method is recorded in shareholders' equity, under "Fair value equity adjustments", net of tax effects, when applicable. Such difference is transferred to the statement of operations upon the settlement of the transaction or if the loss is deemed to be permanent. The Company has no assets available for sale.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(v)	Fair value

The fair value of publicly-traded investments is based on current market prices. With regard to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with transactions recently agreed with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models.

The Company assesses from time to time whether there is objective evidence to indicate that the financial asset has been recorded at an amount greater than its amount recoverable. When applicable, an impairment allowance is recorded.

(vi)	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in income. Even though the Company uses derivatives to mitigate risks, we have not adopted hedge accounting through June 30, 2010. The fair value of derivatives is disclosed in Note 18.

Trade accounts receivable

These are stated at present and realizable values. Accounts receivable from export customers are recorded based on foreign exchange rates in effect at the balance sheet date. An allowance for doubtful accounts is recorded in an amount considered sufficient by management to cover expected losses on the realization of receivables.

Inventories

Inventories are stated at their average purchase or production cost, which include the depletion of biological assets, lower than the replacement cost or realizable value, less an allowance for obsolescence, when necessary. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. Imports in transit are stated at the accumulated cost of each import.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Income tax and social contribution

Taxes on income are calculated at the statutory income tax and social contribution rates, taking into consideration the offset of tax loss carryforwards to determine amounts payable. Pre-tax book income is adjusted for temporarily non-deductible expenses or temporarily non-taxable income in order to calculate current taxable income, generating deferred tax credits or charges. These tax rates are 25% for income tax and 9% for social contribution.

Deferred tax credits arising from tax loss carryforwards and from add-backs of temporarily non-deductible expenses are recognized only to the extent their realization is probable, based on our history of profitability and future estimated taxable income.

Investments in subsidiaries and affiliates

The subsidiaries are legal entities in which the Company, whether directly or through other subsidiaries, can unilaterally make decisions and elects the majority of board members.

Affiliates are legal entities on which the Company has a significant influence and do not bear the characteristics of subsidiaries or jointly-owned subsidiaries ("joint venture").

Jointly-owned subsidiaries are legal entities in which the Company shares control, as established by contract, over the economic activity for which strategic, financial and operating decisions on the Company's activities require the unanimous approval by the parties with which control is shared.

In the Parent company balance sheet, this equity interest is recorded on the equity method. In accordance with this method, the investment is initially recognized at cost and later adjusted by recognizing the equity interest attributed to the Parent company in changes of the investee's net assets. Adjustments to the book value of investment are recorded by recognizing the Parent company's proportional interest in changes in the balance of the components of other comprehensive results of the investee, directly recognized in its shareholders' equity. These changes are recognized on a downstream basis in other comprehensive results directly in shareholders' equity.

The results from upstream transactions between the Parent company and its subsidiaries, as well as the results arising from direct transactions among the subsidiaries, are not recognized in the Parent company financial statements when the transacted assets are shown in the balance sheets of these subsidiaries, except when these results present evidence of an impairment of assets.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Business combination and goodwill

The Company uses the acquisition method to account for transactions recorded as business combinations. The acquisition cost is measured at fair value of delivered assets, of equity instruments issued and liabilities incurred or assumed at the acquisition date.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the target company is valued at the fair value of equity or at the relevant portion of fair value of the target company's net identifiable assets. The excess of acquisition cost in relation to fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if lower, is recorded as an advantageous purchase gain in the statement of operations on the acquisition date.

In transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of operations for the period.

In the Parent company financial statements, the fair value of identifiable assets acquired and liabilities assumed of indirectly-held subsidiaries remain recoded as an investment, under "Goodwill".

Goodwill is classified in intangible assets, is not amortized and is tested for impairment at least once a year.

Property, plant and equipment

Property, plant and equipment are stated at cost plus voluntary revaluations and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 10. Repairs and maintenance are allocated to the statement of operations as incurred. The cost of major renovation is added to the book value of the asset if the future economic benefits exceed the standard performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated on harvesting forests.

Biological assets consist of eucalyptus forests for production of bleached pulp. The harvest cycle is seven years.

The fair value was determined based on the discounted cash flows method, taking into account the cubic volume of timber, segregated by plantation year, and the equivalent sales value of standing timber. Revenues from sale of wood also took into consideration forest maintenance costs, related taxes and assets used in the plantation, such as farm equipment and maintenance tools. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of semiannual appraisal of the fair value of these assets.

Leasing

Leases of property, plant and equipment for which the Company carries risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase initially recognized as property, plant and equipment with a corresponding funding liability.

Leases for which part of the ownership risks and benefits are held by the lessor are classified as operating leases. Payments for operating leases (net of any incentives received by the lessor) are expensed on the straight-line method over the lease term.

Impairment assessment

Management reviews annually the carrying amount of assets to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the carrying amount of such assets. Whenever such evidence is identified and the carrying amount exceeds the recoverable value, an allowance for impairment is recorded to adjust the carrying amount to the recoverable value.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Loans and financings

Loans payable are initially recognized at fair value when funds are received, net of transaction costs. Subsequently, they are stated at amortized cost, including accrued charges and interest, proportional to the incurred period (pro rata temporis). Unless immaterial, transaction costs are recorded as an item reducing loans and recognized during the period of the debt, based on the effective interest rate method.

Costs of loans directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans are recognized as expenses, on an accrual basis.

Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will required to settle it. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur in the next 12 months. Otherwise, assets and liabilities are presented as non-current.

Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (i) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained.  Contingent assets with probable success are just disclosed in an explanatory note; (ii) contingent liabilities are provisioned for to the extent that the Company expects to disburse cash flows.  Tax proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured.  Civil and labor proceedings assessed as probable and possible losses are provisioned for based on the historical percentage of disbursements.  Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (iii) the legal obligations are accounted for as payables.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Consolidated financial statements and functional currency

The functional currency of the Company and its subsidiaries is the Real, which is also the presentation currency for the financial statements. The interim financial statements of each subsidiary included in the consolidation, which are also those used as the basis for valuation of investments by the equity method, are prepared using the same functional currency.

The financial statements have been prepared in conformity with consolidation practices and applicable legal provisions.  Accordingly, cross-shareholdings, and intercompany accounts, revenue and expenses, and unrealized profits have been eliminated.  The jointly-owned subsidiaries Veracel Celulose S.A. and Asapir Produção Florestal e Comércio Ltda. have been consolidated proportionally in accordance with the Company's ownership interest percentage.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The ownership interests in exclusive investment funds were consolidated considering the segregation of investments that compose the fund’s equity.

The subsidiaries included in the consolidation are as follows:

Percentage of
Total Capital

In Brazil:
Normus Empreendimentos e Participações Ltda.	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100
Fibria Terminais Portuários S.A.	100
Projetos Especiais e Investimentos S.A.	100
Alicia Papéis S.A.	100
Mucuri Agroflorestal S.A.	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
Veracel Celulose S.A.	50
Asapir Produção Florestal e Comércio Ltda.	50

Outside Brazil:
VOTO - Votorantim Overseas Trading Operations IV Limited	50
Fibria Trading Internacional KFT.	100
Fibria Overseas Holding KFT.	100
Newark Financial Inc.	100
VCP North America Inc. ("VCP N.A.")	100
Fibria Overseas Finance Ltd.	100
Fibria Internacional GMBH.	100
Fibria Celulose (USA) Inc.	100
Ara Pulp – Com. De Importação e Exp. (Unipessoal) Lda.	100
Riocell Limited.	100
Riocell Trade.	100
Aracruz Trading S.A.	100
Aracruz Europe.	100

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

3	Cash and Cash Equivalents and Securities

		Parent company			Consolidated
	Annual
	yield - %	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Cash and banks		10,461	6,243	15,801	61,138	41,629	251,712
Cash equivalents
Brazilian reais
Bank certificates of deposits (CDB)	102.6 CDI	22,634	50,931	172,626	25,909	50,931	393,767
Foreign currency
Fixed-term deposits	0.28				546,823	457,791
Cash and cash equivalents		33,095	57,174	188,427	633,870	550,351	645,479

Trading securities	101.5 CDI	1,492,679	1,641,242	2,746,991	1,597,614	2,032,455	3,155,679
Held-to-maturity securities	102.9 CDI	117,694	115,061	161,663	117,694	115,061	161,663
Marketable securities		1,610,373	1,756,303	2,908,654	1,715,308	2,147,516	3,317,342
Cash and cash equivalents and Securities		1,643,468	1,813,477	3,097,081	2,349,178	2,697,867	3,962,821

Non-current		27,968	27,340	65,439	27,968	27,340	65,439
Current		1,615,500	1,786,137	3,031,642	2,321,210	2,670,527	3,897,382

The balance of short-term investments is substantially comprised of investment fund shares, exclusive investment funds and investments in CDBs, the original maturity of which does not exceed 90 days. The fund assets are comprised mainly of CDBs, committed debentures, Federal Government securities and credit securities, originally maturing until and September 2012.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

4	Trade Accounts Receivable

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Domestic customers	199,415	271,116	258,215	256,287	223,911	285,658
Export customers
Intercompany (i)	101,205	315,299	885,401
Other	20,569	10,896	32,376	1,046,143	1,054,424	921,231

Advances against export contracts	(27,023)	(74,064)	(272,067)	(27,023)	(74,064)	(324,303)

Allowance for doubtful accounts	(48,837)	(33,281)	(32,550)	(56,241)	(40,611)	(39,738)

	245,329	489,966	871,375	1,219,166	1,163,660	842,848

(*)
Accounts receivable from customers abroad consist of shipment of pulp to Fibria Trading International KFT., which is responsible for selling, operations, custody services and providing the logistics for exporting our products to Europe, Asia and North America.

At June 30, 2010 the Company had outstanding 'vendor' operations totaling R$ 191.662 (R$ 161,265 at March 31, 2010 and  R$ 158,024 at December 31, 2009), which are deducted from the balance of domestic trade accounts receivable above. The Company is the guarantor of these transactions, and potential losses are charged to the allowance for doubtful accounts.

For the quarter ended June 30, 2010, there was an increase in the net valuation allowance of R$ 15.630 (R$ 873 at March 31, 2010 and R$ 608 at December 31, 2009), recorded under the selling expenses.

5	Inventories

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Finished products
At plant/warehouses	166,328	156,769	147,679	196,597	205,652	152,582
Abroad				345,000	275,072	348,478
Work in process	8,263	13,802	19,807	24,296	26,349	23,768
Raw materials	175,268	152,946	132,605	242,950	208,796	203,658
Supplies	66,467	64,959	65,932	110,497	101,228	100,473
Imports in transit	4,275	3,986	4,097	7,150	5,129	4,885
Advances to suppliers	5,215	271	526	5,215	714	527

	425,816	392,733	370,646	931,705	822,940	834,371

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

6	Recoverable Taxes

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Withholding tax and prepaid income tax and social contribution	199,258	202,253	190,712	254,454	243,656	241,800

Value-added sales taxes on purchases of property, plant and equipment	21,974	31,091	24,534	22,614	34,107	25,365

Excise tax, value-added sales tax, and taxes on revenue	607,274	598,299	608,638	742,942	754,338	742,673

Allowance for losses on value-added sales tax credits	(368,184)	(349,641)	(345,135)	(413,216)	(421,646)	(406,265)

Others		-	-	229	10,581	230

	460,322	482,002	478,749	607,024	621,036	603,803

Non-current	(281,241)	(240,345)	(262,698)	(344,438)	(374,138)	(372,509)

Current	179,081	241,657	216,051	262,586	246,898	231,294

The Company has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since it preponderantly exports from these states.  Company management revised the prospects for realization of such credits and established a provision for the full amount due to the low probability of realization by its unit in the State of Mato Grosso do Sul.  The Company established a partial provision for the Espírito Santo unit reflecting the probability of realization.

Credits on recoverable taxes will be realized by 2014, in accordance with the budget approved by the Company's management. The estimated realizations are 27% in 2010, 37% in 2011, 24% in 2012, 10% in 2013 and 2% in 2014.

7	Deferred Income Taxes

Fibria, and its subsidiaries that are incorporated in Brazil, are taxed based on adjusted accounting income and have calculated and recorded their taxes based on the statutory tax rates in effect at the balance sheet date. Deferred income tax and social contribution tax credits are presented net and are attributable to tax loss carry forwards and temporary differences related to (a) the effect of unrealized foreign exchange gains/losses on loans which are taxable upon settlement, (b) adjustment to fair value of derivatives, (c) temporarily non-deductible provisions, (d) investments in agri-business activities and (e) temporary differences arising from the application of the CPCs.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Based on estimates made by management and approved by the Board of Directors, the Company expects to recover the credits related to tax loss carryforwards and temporary differences credits by the end of 2021 based on the following profile: 11% in 2010; 9% in 2011; 9% in 2012; 8% in 2013; 7% in 2014; 20% between 2015 and 2017; and 20% between 2018 and 2020, and 16% in 2021.

(a)	Reconciliation of income tax and social contribution expense

	Parent company		Consolidated

	06/30/2010	06/30/2009	06/30/2010	06/30/2009

Income (loss) before income tax and social contribution	(19,336)	1,898,005	(46,012)	2,665,818

Income tax and social contribution at statutory nominal rate - 34%	6,574	(645,322)	15,644	(906,378)

Equity in earnings (losses) of subsidiaries and affiliates	174,383	73,262	(207)	(1,923)
Reversal of social contribution credit on export profits (i)	82,922		82,922
Tax benefit from REFIS - Law 11,941/09 (ii)	9,219		9,216

Differences in foreign jurisdiction tax rates			172,319	(33,657)
Goodwill from Ripasa transaction	(23,777)		(23,777)
Present value adjustment accounts payable - Aracruz acquisition	(63,504)		(63,504)
Gain on remeasurement of initial Aracruz investment		469,072		469,072
Other non-deductible expenses	(30,610)	(18,405)	(8,082)	(5,927)

Income tax and social contribution benefit (charge)	155,431	(121,393)	184,531	(478,813)

Effective rate - %	803.8	6.4	401.0	18.0

(i) Effect of non-levy of Social Contribution on Net Profit of export revenues for 2003 (Note 15(iv)).
(ii) Tax benefit from interest and fine subject matter of the Tax Amnesty and Refinancing Program (REFIS) (Note 15(xi)).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Analysis of deferred tax balances

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Assets
Tax loss carryforwards	373,691	363,253	342,940	815,009	795,250	788,399
Provision for contingencies	43,044	55,038	62,255	86,786	87,977	77,697
Sundry provisions	266,658	243,627	198,840	295,601	258,317	222,288
Deferral of losses on derivative contracts	(4,910)	4,518	1,327	(4,910)	4,517	(1,311)

Goodwill tax amortization	189,313	194,567	197,388	189,313	194,567	196,471

Total (non-current portion)	867,796	861,003	802,750	1,381,798	1,340,628	1,283,544

Liabilities
Accelerated tax incentive depreciation				13,400	14,326	15,360
Exchange-rate fluctuation (Executive Act 1.858-10/99 article 30)	263,852	331,793	394,679	269,662	340,754	429,538
Reforestation costs already deducted for tax purposes	47,134	47,188	4,819	216,551	211,882	167,225
Fair value of biological assets - CPC 29	182,284	171,047	177,206	291,385	271,464	283,642
Effect of business combination upon the acquisition of Aracruz – CPC 15	82,283	74,766	75,952	82,283	74,766	75,952
Other provisions	83,002	55,302	917	82,161	55,301	3,703

Total (non-current portion)	658,555	680,096	653,573	955,442	968,493	975,420

(c)	Transition Tax Regime (RTT)

For purposes of determining income tax and social contribution on net income for 2009 and 2008, the Company and its subsidiaries elected to adopt the provisions of the Transitional Tax Regime (RTT), in which they are allowed to annul  the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the legal accounting records. This election to follow the RTT rules was also taken for 2010.

In 2010, the Company also adopted the same accounting practices of 2008 and 2009, considering that RTT will be effective until enactment of the law that will address the tax effects of the new accounting methods, while seeking to maintain tax neutrality.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

8	Related Party Transactions and Significant Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Investimentos Industriais S.A., which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the Company's shares.  The Company's commercial and financial operations with its subsidiaries, affiliates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on terms and usual rates, applied to arm's-length transactions. Balances are as follows:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In assets and liabilities:

		Parenty Company			Consolidated
		6/30/2010	3/31/2010	12/31/2009	6/30/2010	3/31/2010	12/31/2009
	Relationship
Financial Investments

Banco Votorantim S.A.	Votorantim Group companies	190,643	189,146	204,932	197,795	205,206	204,932

Derivatives contract obligations

Banco Votorantim S.A.	Votorantim Group companies			2,029			2,029

Trade accounts receivable and others

Votorantim Cimentos	Votorantim Group companies	355	354	353	355	354	353

Fibria-MS Celulose Sul Mato-Grossense Ltda.	Subsidiary	4,314	40,833	1,307

Portocel - Porto Especializado Barra do Riacho	Subsidiary	1,400	2,951	2,443

Fibria Trading International	Subsidiary	47,483	237,323	685,821

Suppliers

Asapir Produção Florestal e Comércio Ltda (i)	Subsidiary	14,095	14,095	14,095

Votoner - Votorantim Comercializadora de Energia (ii)	Votorantim Group companies			591		1	591

Votorantim Investimentos Industriais (iii)	Shareholder	100	92	211	101	92	211

Indústria de Papel de Pedras Brancas	Votorantim Group companies			5			5

Companhia Nitro Química Brasileira	Votorantim Group companies	477	347	305	669	585	539

Anfreixo S.A	Votorantim Group companies	132	331	271	326	355	361

Alícia Papéis S.A.	Subsidiary	233,786	189,650	147,479

Fibria-MS Celulose Sul Mato-Grossense Ltda.	Subsidiary	114,086

Portocel - Porto Especializado Barra do Riacho	Subsidiary	1,607	1,643	906

Mucuri Agroflorestal S.A.	Subsidiary	5,996	5,996	5,996

Financing – Votorantim Group companies

Votorantim Group companies

Voto III (iv)	Votorantim Group companies	98,248	90,994	91,039	98,248	90,994	91,039

Voto IV (v)	Subsidiary	362,062	365,614	349,824

Intercompany loan agreements (vi)

Fibria Trading International	Subsidiary	4,592,285	4,169,895	5,195,964

Companies not belonging to the Votorantim Group

Banco Nacional de Desenvolvimento Ecônomico e Social (BNDES) (viii)	Shareholder	1,436,435	1,356,758	1,368,521	1,794,320	1,731,906	1,768,048

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In the result of the period:
		Parenty Company		Consolidated
		6/30/2010	6/30/2009	6/30/2010	6/30/2009
	Relationship
Financial Investments

Banco Votorantim S.A.	Votorantim Group companies	8,303	18,836	8,678	19,365

Derivatives contract obligations

Banco Votorantim S.A.	Votorantim Group companies		9,829		9,829

Trade accounts receivable and others

Votorantim Cimentos	Votorantim Group companies	8	6	8	6

Fibria-MS Celulose Sul Mato-Grossense Ltda.	Subsidiary	53,715	24,739

Portocel - Porto Especializado Barra do Riacho	Subsidiary	937	953

Fibria Trading International	Subsidiary	984,480	1,066,487

Suppliers

Votoner - Votorantim Comercializadora de Energia	Votorantim Group companies	(11,778)	(16,100)	(12,003)	(24,329)

Votorantim Investimentos Industriais (iii)	Shareholder	(5,117)	(15,772)	(5,117)	(15,814)

Indústria de Papel de Pedras Brancas	Votorantim Group companies	(39)	(891)	(39)	(891)

Companhia Nitro Química Brasileira	Votorantim Group companies	(2,476)	(2,247)	(4,144)	(3,000)

Anfreixo S.A	Votorantim Group companies	(2,015)	(985)	(3,825)	(2,557)

Alícia Papéis S.A.	Subsidiary	94,200	39,600

Portocel - Porto Especializado Barra do Riacho	Subsidiary	7,952	6,626

Financing – Votorantim Group companies

Votorantim Group companies

Voto III (iv)	Votorantim Group companies	(9,459)	(24,176)	(9,459)	(24,176)

Voto IV (v)	Subsidiary	(27,553)	(59,499)

Intercompany loan agreements (vi)

Fibria Trading International	Subsidiary	(249,991)	(470,344)

Companies not belonging to the Votorantim Group

Banco Nacional de Desenvolvimento Ecônomico e Social (BNDES) (viii)	Shareholder	(62,520)	(5,263)	(68,561)	7,219

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(i)	Supply of wood, pulp and paper under market conditions, the settlement for which is made at harvesting.

(ii)	Electric energy supplied to Fibria - MS and the units in Jacareí (pulp manufacturing) and Piracicaba (paper manufacturing) based on market rates.

(iii)	Service provided by VID through the CCTI and Shared Service Center (CSC).

(iv)	VOTO III loan, wholly-owned subsidiary of Votorantim Participações S.A. ("VPAR"), maturing in 2014 and annual rate of 7.88% p.a.

(v)	VOTO IV loan, a subsidiary jointly owned with VPAR, maturing in 2020 and annual rate of 8.50% p.a.

(vi)
Intercompany loan with Fibria Trading International at LIBOR + average spread from 0.57% to 1% p.a., payment of principal amount and interest once a quarter, with final maturity in July 2014. This operation was transferred on December 21, 2009 from VCP Overseas KFT to Fibria Trading International.

(vii)	Operations indexed to the BNDES's currency basket (UMBNDES) and Long-term Interest Rate (TJLP), TJLP Reference Unit (URTJLP). (Note 13(e)).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Officers' and directors' compensation

The total annual amount authorized by the Annual General Meeting on April 30, 2010 for officers' and directors' compensation for 2010 was R$ 30,000.

Compensation expenses are summarized as follows:

	June 30

	2010	2009

Short-term benefits to officers and directors	5,649	6,310
Severance pay	4,173

	9,822	6,310

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th monthly salary), social charges and contributions to Federal Government's Social Security authority INSS), the Federal Government Severance Fund (FGTS) and the variable compensation program. The post-employment benefits consist of a defined contribution private pension plan (Note 21).

The Company does not have any additional post-employment obligation and does not offer any other benefits, e.g. seniority leave and other seniority benefits.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

9	Investments in Subsidiaries and Affiliates

(a)	Breakdown of investments

					June 30, 2010	March 31, 2010	December 31, 2009	June 30, 2009

	Information about investees			Our equity interest
						Shareholders'	Shareholders'	Income (loss)
	Shareholders'	Income (loss)		Shareholders'	Income (loss)	equity	equity	for the period
	equity	for the period	Percentage	equity	for the year		(adjusted)	(adjusted)

(a) Parent company
Fibria-MS Celulose Sul Matro-Grossense Ltda.	4,765,990	(37,271)	100	4,765,990	(37,271)	5,001,221	4,877,877	2,519
Alícia Papéis S.A.	3,261,265	(315)	100	3,261,265	(315)	3,261,658	3,261,579
Veracel Celulose S.A.	2,850,844	(24,912)	50	1,425,422	(12,456)	1,433,300	1,435,035
Normus Empreendimentos e Participações Ltda.	963,658	269,646	100	963,658	269,646	793,328	694,011	(149,382)
Fibria Trading International Ltd.	1,863,435	530,919	48,3	900,039	264,583	728,202	635,457
Mucuri Agroflorestal S.A.	76,175		100	76,175		76,175	76,175
Portocel - Terminal Especializado Barra do Riacho	43,990	4,948	51	22,435	2,523	22,297	23,991
Asapir Produção Florestal e Comércio Ltda.	48,628	(2,681)	50	24,314	(1,341)	25,432	25,655	(216)
Fibria Celulose (USA) Inc.	39,121	16,950	100	39,121	16,950	29,976	22,171
VOTO - Votorantim Overseas Trading Operations N.V.	43,396	3,182	50	21,698	1,591	20,980	20,107	(2,907)
Aracruz Produtos de Madeiras S.A. (APM)	43,924	(1,824)	33.33	14,640	(608)	14,958	15,249
Riocel Limited	1,066	36	100	1,066	36	1,053	1,029
Aracruz Trading S.A	229	3	100	229	3	226	226
Ara Pulp. Com. de Imp. e Exp. Unipessoal Ltda.	17	(24)	100	17	(24)	41	41
Newark Financial Inc. (*)	(545,289)	(22,361)	100	(545,289)	(22,361)	(536,541)	(522,928)	248,732
Fibria Overseas Finance Ltd. (*)	(6,728)	21,531	100	(6,728)	21,531	(5,342)	(28,259)
Fibria International GMBH	11,376	11,376	100	11,376	11,376	7,733
Projetos Especiais Investimentos S.A.	(3,242)	(313)	100	(3,242)	(313)	(3,150)	(2,715)
Arapar S.A.								36,862
São Teófilo Repres. Participações S.A.								57,375
Aracruz Celulose S.A.								22,493
Other				381		381	415

				10,972,567	513,550	10,871,928	10,535,116	215,476

Plus-value of assets on acquisition of Aracruz allocated to subsidiaries
Veracel Celullose, Alícia Papéis, Mucuri Agroflorestal, Portocel				791,414		794,546	795,076

Total investment and equity in earnings (losses) of Parent company				11,763,981	513,550	11,666,474	11,330,192	215,476

(b) Consolidated
Aracruz Produtos de Madeira S.A.				14,640	(608)	14,958	15,249	(659)
Other				381		181	181	(4,996)

Total investment and consolidated equity in earnings (losses)				15,021	(608)	15,139	15,430	(5,655)

(*) Liabilities are between the subsidiaries of Fibria.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Selected financial information of subsidiaries

Selected financial information on our subsidiaries at June 30, 2010:

	Total assets	Total liabilities	Net revenues

Subsidiaries
Fibria-MS Celulose Sul Mato-Grossense	5,447,877	978,897	492,787
Alícia Papéis	3,281,531	20,266	85,487
Veracel Celulose	3,692,626	919,114	371,898
Normus Empreend.e Participações	993,827	30,169
Fibria Trading International	7,484,114	5,620,679	2,704,489
Mucuri Agroflorestal	76,191	17
Portocel - Term. Esp. Barra do Riacho	137,290	93,300	40,587
Asapir Produção Florestal e Comércio	70,417	21,789	389
Fibria Celulose (USA) Inc.	518,973	479,852	777,792
VOTO - Voto Overseas Trading Oper.	382,464	360,765
Riocel Limited	1,082	17
Ara Pulp. Com. de Imp. e Exp. Unip.	52	12
Newark Financial Inc.	487	545,776
Fibria Overseas Financial	3,194,735	3,201,463
Fibria International GMBH	3,168,637	3,157,261
Projetos Especiais Investimentos	51,772	55,014	23,189

(c)	Changes in investments in Subsidiaries and Affiliates

	06/30/2010	03/31/2010	12/31/2009
	three months	three months	twelve months
At the beginning of the period	11,666,474	11,330,192	2,253,484

Equity	349,834	163,716	405,221
First-time adoption of CPC in subsidiaries			218,907
Goodwill upon of exchange of assets with International Paper – pulp mil			1,781,000
Capital increase	49,272	176,019	674,161
Dividends	(301,082)	(2,997)
Step up of assets on acquisition of Aracruz Celulose allocated to subsidiaries			2,554,632
Step up realization	(3,132)	(530)	(323,822)
Net assets acquired of subsidiaries on business combination			3,766,574
Others	2,615	74	35

	11,763,981	11,666,474	11,330,192

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(d)	Allocation of goodwill

As mentioned on Note 1, on January 21, 2009 we acquired a controlling equity interest in Aracruz (merged into us by December 31, 2009), using the acquisition method to account for the acquired assets, liabilities assumed and the non-controlling equity interest.

Pursuant to paragraph 42 of CPC 15, the Company reassessed its previous equity interest of 12.35% in Aracruz to fair value at the acquisition date and recognized underlying gains in the statement of operations for the period:

Common shares held before business combination - in thousands of shares	127,506
Share trading price on January 21, 2009 - in Brazilian reais	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and goodwill remaining balance)	234,032

Gross initial equity interest valuation at fair value	1,378,924

The table presents the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of non-controlling equity interest and the determination of goodwill:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Acquisition price taken into consideration
Present value payable to the Families	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

(-) Fair value of identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Programs	397,358
Property, plant and equipment	3,042,053
Intangible assets	779,000
Other assets	(19,326)
Loans and financing	140,276
Other liabilities	9,254

Total fair value of assets acquired and liabilities assumed	4,348,615

(+) Deferred income tax and social contribution from temporary differences on the acquisition date	1,293,269

(-) Net assets acquired at book value	962,495
(=) Goodwill based on the expected future profitability of the investment prior to the disposal of the Guaíba Unit	4,361,143
(-) Write-off of goodwill in connection with the disposal of the Guaíba unit	130,693
(=) Goodwill based on the expected future profitability of the investment	4,230,450

10	Property, Plant and Equipment

(a)	Parent company

		06/30/2010			03/31/2010	12/31/2009

	Annual
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net	Net	Net

Land		1,221,448		1,221,448	1,221,448	1.221.448
Buildings	4	1,129,190	485,973	643,217	653,822	634.823
Machinery, equipment and facilities	5.5	3,923,260	2,018,158	1,905,102	1,930,447	1.974.433
Furniture and fixtures	10	52,773	35,888	16,885	17,926	16.218
Vehicles	20	19,376	13,636	5,740	5,159	5.672
Advances to suppliers		297,974		297,974	279,636	275.718
Construction in progress		334,208		334,208	319,779	302.424
Others		160,721	157,508	3,213	4,846	18.804

		7.138.950	2,711,163	4,427,787	4,433,063	4,449,540

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Consolidated

		06/30/2010			03/31/2010	12/31/2009

	Annual
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net	Net	Net

Land		2,246,838		2,246,838	2,249,799	2.248.725
Buildings	4	2,699,176	993,252	1,705,924	1,726,739	1.707.722
Machinery, equipment and facilities	5.5	14,231,913	5,216,117	9,015,796	9,173,005	9.180.472
Furniture and fixtures	10	67,198	41,903	25,295	25,928	22.322
Vehicles	20	31,234	20,347	10,887	10,618	11.036
Advances to suppliers		308,369		308,369	285,918	281.823
Construction in progress		477,577		477,577	499,099	555.607
Others		184,000	166,220	17,780	16,912	29.324

		20.246.305	6,437,839	13,808,466	13,988,018	14,037,031

The balance of construction in progress is comprised mainly of expansion and optimization projects of Fibria's industrial units, namely R$ 33,554 in Jacareí, R$ 9,291 in Piracicaba, R$ 15,582 of forest maintenance projects and R$ 84,510 of Fibria-MS, R$ 127,955 at the Aracruz unit, R$ 28,479 of Veracel and R$ 137,397 of inventories transfer to fixed assets, as required by the CPC 27.

Finance leases and contracts that do not bear the legal characteristics of a lease, but transfer the right to use an asset in exchange for a payment, amount to R$ 150,099 at June 30, 2010, net of depreciation ( R$ 155,571 at March 31, 2010 and R$ 160,999 at December 31, 2009).

(c)	Reconciliation of net book value at the beginning and end of the period

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009
	3 months	3 months	12 months	3 months	3 months	12 months
At the beginning of the period	4,433,063	4,449,540	3,237,040	13,988,018	14,037,031	7,626,578
Additions to property, plant and equipment:
Machines and equipment	1,392		29,837	1,412		326,792
Advances to suppliers	22,633	11,273	20,491	31,928	17,901	491,918
Construction in progress	58,503	37,050	48,751	70,055	51,393	411,764
Incorporation and fair value of Aracruz assets			1,295,175			7,373,293
Transfer of inventory to maintenance (CPC 27)	7,409	9,065	107,332	7,409	29,265	107,332
Others	746	1,253	10,673	1,920	72,221	81,694
Reductions to property, plant and equipment
Reduction of machinery, equipment, land and buildings	(8,693)		(16,840)	(18,221)		(61,279)
Depreciation and amortization	(87,266)	(75,118)	(282,919)	(224,596)	(215,470)	(474,593)
Disposal of Guaíba unit						(1,842,127)
Others				(48,829)	(4,32323)	(4,34141)

	4,427,787	4,433,063	4,449,540	13,808,466	13,988,018	14,037,031

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

During the period ended June 30, 2010, the capitalized charges on loans amounted to R$ 15,840. The capitalization rate used was 6.92% p.a.

11	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for supply of wood for pulp production. The reconciliation of book balances at the beginning and at the end of the period is as follows:

	Parent company			Consolidated

	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009
	3 months	3 months	12 months	3 months	3 months	12 months
At the beginning of the period	2,625,629	2,662,053	840,330	3,754,246	3,831,822	1,536,768
Incorporation and fair value of Aracruz assets			1,394,870			1,849,069
Variation in fair value
Harvests in the period	(118,996)	(126,026)	(404,074)	(167,805)	(247,731)	(563,335)
Planting	95,902	89,602	286,357	129,966	170,155	390,344
Change in fair value	43,575		544,570	68,296		1,073,175
Reduction on the sale of the Guaíba unit						(454,199)

	2,646,110	2,625,629	2,662,053	3,784,703	3,754,246	3,831,822

In determining the fair value of biological assets, the projections are based on a single projection scenario, which was based on the productivity and area of the plantation (eucalyptus culture) for a harvest cycle of (6 to 7 years), over an area of approximately 491,293 hectares at June 30, 2010.

The period of the cash flows was projected in accordance with the cycle of productivity of the area subject to the evaluation.  The volume of production of eucalyptus to be harvested was estimated in light of the average productivity in m3 of wood from each plantation per hectare at the time of harvest.  The average productivity varies as a function of the genetic material, climate and soil conditions and the forestry management programs.  This component of projected volume consists of the average annual increase (incremento médio anual - IMA) by region; the average utilized was 43.6 m3 /hectare.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, based on a market study and samples for research, adjusted to reflect the price of felled timber by region.  The standard estimated cost contemplates expenses for felling, under growth control, ant and other pest control, composting, road maintenance, labor inputs and services.  Tax effects based on current rates, as well as the contribution of assets such property, plant and equipment and land owned using an average rate of return of 5.5% p.a., were also considered.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The change in the fair value of biological assets during the period ended June 30, 2010, occurred principally due to prices increase for eucalyptus and the volume increase, when compared to December 31, 2009.

12	Intangible Assets

(a)	Parent company

		30/06/2010			31/03/2010	31/12/2009

	Annual amortization		Cumulative
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	166,303	133,495	32,808	32,866	36,165
Databases	10	456,000	68,400	387,600	396,982	410,309
Patents	15.9	129,000	30,960	98,040	103,435	108,844
Relationship with suppliers:
Diesel and ethanol	22.7	29,000	9,856	19,144	20,265	22,101
Chemical products	6.3	165,000	15,469	149,531	151,691	154,623
Goodwill based on expected future profitability
Ripasa S.A.		545,345	69,932	475,413	475,413	475,413
Aracruz Celulose S.A.		4,230,450		4,230,450	4,230,450	4,230,450

		5,721,098	328,112	5,392,986	5,411,102	5,437,905

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Consolidated

		30/06/2010			31/03/2010	31/12/2009

	Annual amortization		Cumulative
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	178,326	140,481	37,845	38,601	41,614
Databases	10	456,000	68,400	387,600	396,982	410,309
Patents	15.9	129,000	30,960	98,040	103,435	108,844
Relationship with suppliers:
Diesel and ethanol	22.7	29,000	9,856	19,144	20,265	22,101
Chemical products	6.3	165,000	15,469	149,531	151,691	154,623
Goodwill based on expected future profitability
Ripasa S.A.		545,345	69,932	475,413	475,413	475,413
Aracruz Celulose S.A.		4,230,450		4,230,450	4,230,450	4,230,450

		5,733,121	335,098	5,398,023	5,416,837	5,443,354

The Company assessed the recovery of net book value of goodwill in light of the value in use at December 31, 2009, using the discounted cash flow model for each cash-generating unit.  Estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company's best estimate as approved by the Company's management.  The recoverability test of the Company's assets did not require recognizing impairment of goodwill at the date tested date and Management believes that the fundamentals of that evaluation continue for the quarter ended June 30, 2010.

13	Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement. We guarantee to the lessor, wood inputs for pulp production. Until June 30, 2010 released funds amounted to R$ 679,739 (R$ 672,683 at March 31,2010 and  R$ 679,389 at December 31, 2009), to be reimbursed through delivery of wood by forest producers (incentive users). The balance above includes the fair value, as mentioned in Note 9 (d).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

14	Loans and Financing

(a)	Current

		Parent company			Consolidated

Type/purpose	Average annual charges (*) - %	June 30, 2010	March 31, 2010	December 31, 2009	June 30, 2010	March 31, 2010	December 31, 2009

In foreign currency
Export credits (prepayment)	5.04	4,958	83,009	355,644	105,001	102,607	422,827
Bonds - VOTO IV	8.50	738	9,414	1,584	738	9,414	1,584
Eurobonds (issued by VEP)	4.25	1,398	420	1,659	1,398	420	1,659
Eurobonds (issued by Fibria Overseas)	8.66				42,450	58,763	27,810
Export credits (ACC)	2.11	8,650	45,784	105,605	69,191	113,816	273,264
FINIMP	1.84	2,613	2,612	2,523	2,613	2,612	2,527
Leasing	3.17	5,073	4,794	4,771	8,924	8,499	8,393
Export credits (Finnvera)	4.78				42,065	39,532	40,331
EIB Eurpo Inv. Bank	0.93				4,518	4,455	4,370

In Brazilian reais
BNDES
TJLP	TJLP + 2.5	132,059	105,021	110,677	216,526	186,687	200,437
Currency basket (UMBNDES)	UMBNDES + 7.2	14,374	13,039	10,664	42,221	40,653	37,479
Leasing indexed to CDI	11.01	11,204	11,962	9,851	11,204	11,962	11,954
Rural credit note	9.55	10,538		10,199	56,631	44,877	54,313
NCE	11.37	277,158	383,246	361,121	295,623	402,642	378,949
Centro Oeste Fund	8.45				495		56

		468,763	659,301	974,298	899,598	1,026,939	1,465,953
(*)
The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, through the weighted average of the maturity for each installment and includes the borrowing costs capitalized, when applicable.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Non-current

			Parent company			Consolidated

	Average annual charges		June 30,	March 31,	December 31,	June 30,	March 31,	December 31,
Type/purpose	(*) - %	Maturity	2010	2010	2009	2010	2010	2009

In foreign currency
Export credits (prepayment)	5.04	2010 to 2017	2,731,314	2,585,736	1,906,753	4,814,021	4,521,378	4,333,530
Bonds VOTO IV	8.50	2020	353,096	356,200	348,240	353,096	356,200	348,240
Eurobonds (issued by VEP)	4.25	2014	96,850	90,573	89,380	96,850	90,573	89,380
Eurobonds (issued by Fibria Overseas)	8.66	2020				3,097,541	1,742,148	1,741,200
Export credits (ACC)	2.11	2010	180,150	178,100	52,236	180,150	178,100	76,784
FINIMP	1.84	2012	3,634	4,883	4,774	3,634	4,883	4,774
Leasing	3.17	2013	11,531	13,945	13,633	20,823	25,065	24,504
Export credits (Finnvera)	4.78	2010 to 2018				265,231	267,418	280,116
Derivative debts	8.54						910,803	890,449
EIB Eurpo Inv. Bank	0.93	2012				3,002	2,968	5,078

In Brazilian reais
BNDES
TJLP	TJLP + 2.5	2009 to 2015	1,150,294	1,110,710	1,118,901	1,334,413	1,312,846	1,334,097
Currency basket (UMBNDES)	UMBNDES + 7.2	2009 to 2015	139,709	127,988	127,590	201,159	191,721	196,035
CDI indexed leasing	11.01	2014	28,560	30,884	33,347	28,562	30,884	33,347
NCE in reais	11.37	2010 to 2013		8,332	20,832	50,350	68,083	80,583
Centro Oeste Fund	8.45	2010 to 2017				73,022	73,022	72,844

			4,695,138	4,507,351	3,715,686	10,521,854	9,776,092	9,511,141

(*)	The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, through the weighted average of the maturity for each installment.

	Parent company				Consolidated

Maturity of	Denominated	Denominated			Denominated	Denominated
long-term	in Brazilian	in foreign			in Brazilian	in foreign
installments	reais	currency	Total	Percentage	reais	currency	Total	Percentage

2011	83,516	171,934	255,450	5	159,560	219,815	379,375	4
2012	168,682	231,794	400,476	9	317,908	563,232	881,140	8
2013	231,020	380,321	611,341	13	319,955	947,914	1,267,869	12
2014	357,565	677,218	1,034,783	22	370,445	1,394,649	1,765,094	17
2015	320,943	495,412	816,355	17	332,177	825,521	1,157,698	11
2016	111,871	630,525	742,396	16	123,105	960,633	1,083,738	10
2017	44,967	376,599	421,566	9	58,919	400,453	459,372	4
2018		51,471	51,471	1	4,078	63,777	67,855	1
2019		1,000	1,000		1,359		1,359
2020		360,300	360,300	8		3,458,354	3,458,354	33

	1,318,564	3,376,574	4,695,138	100	1,687,506	8,834,348	10,521,854	100

(a)	Export credits (prepayments)

On June 30, 2010, the Company signed an Export Credit Contract with nine banks for US$ 600,000 (equivalent at that date to R$ 1,080,900) bearing quarterly LIBOR plus 2.80% p.a., can be reduced to 2.40%, with maturities through 2017.  Receivables are guaranteed by export contracts, and installments mature on shipment dates.  This facility was used to prepay higher costs debts and shortes maturities.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535,000 (equivalent at that date to R$ 956,152) bearing quarterly LIBOR plus 2.95%, with maturities through 2017.  Receivables are guaranteed by export contracts, and installments mature on shipment dates.  At March 31, funds totaling US$ 313,863 (equivalent on the date to R$ 558,991) had been drawn down, and the remaining balance US$ 221,136 (equivalent on the date to R$ 387,310) was drawn down on April 6, 2010.  This facility was fully used to prepay loans with higher costs and less favorable maturities.

In December 2009, the Company borrowed US$ 1,175 million (equivalent at that date to R$ 2,046,970) in a two-tranche export prepayment facility from various banks, with US$ 750 million (equivalent at the date of disbursement to R$ 1,306,580) bearing LIBOR plus 4.0% p.a., maturing within five years, with a three-year grace period, and US$ 425 million (equivalent at the date of disbursement to R$ 740,390) bearing LIBOR plus 4.25% p.a., maturing within seven years, with a five-year grace period. The interest rate is the quarterly London Interbank Offered Rate (LIBOR) plus a spread of 4.00% p.a. on the US$ 750,000 million tranche, plus 4.25% p.a. on the US$ 425,000 million tranche.

In July 2009, the Company signed an export prepayment facility with Banco Credit Suisse totaling US$ 54 million (equivalent at that date to R$ 104,166), bearing interest of 100% CDI plus 1% p.a., maturing in July 2012.  In June  2010, the Company and Banco Credit Suisse assigned the obligation to Banco Safra, without changing any of the other contractual provisions.

Following the creation of the Conpacel consortium upon the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), in September 2008, VCP recorded the balance of loans transferred after the spin-off which were subsequently merged by VCP, of US$ 83,000 thousand (equivalent at the time of disbursement to R$ 139,596), related to the contracts for export prepayment totaling US$ 73,000 thousand and for import financing totaling US$ 10,000 thousand, both of which mature in 2012.  In June 2010, the company prepaid the remaining balances of these transactions, in the amount of US$23,667 thousand. This facility had less favorable conditions.

In May 2008, VCP signed an export prepayment contract with Banco Nordea Bank AB totaling US$ 50,000 thousand (equivalent at the time of disbursement to R$ 82,540), bearing LIBOR plus 0.68% p.a. falling due in May 2012.  The receivables are guaranteed by export contracts and mature within 48 months of the date of receipt of the loan.  Proceeds were used to prepay outstanding export financing loans.  In the second quarter of 2009, the spread rate was renegotiated to adjust to the market rate of 4.75% p.a. above LIBOR.  In the second quarter of 2010, the company prepaid the remaining balance.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In June 2007, VCP signed an export prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100,000 (equivalent at the time of disbursement to R$ 195,217), bearing interest at LIBOR plus 0.38% per year and maturing in 2015.

In the second quarter of 2009, the spread rate was renegotiated to adjust to the market rate of 4.65% p.a. above LIBOR.  In the second quarter of 2010, the Company prepaid the remaining balance.

In July 2006, wholly owned subsidiary Fibria Overseas Holding KFT signed an export prepayment contract with a group of banks totaling US$ 375,000 thousand (equivalent at the time of disbursement to R$ 816,075), bearing LIBOR plus 0.57% per year and maturing from 2007 to 2014.  Receivables are guaranteed by export contracts and installments mature on shipment dates.  Proceeds were used to prepay loan agreements related to outstanding export receivable financings.  In the second quarter of 2009, the spread rate was renegotiated to the market rate of 4.75% p.a. above LIBOR.  In the second quarter of 2010, the company prepaid the remaining balance.

The Company has Export Pre-Payment contracts with Bradesco bank in the amount of US$ 150,000 thousand, bearing LIBOR plus 0.78% and maturing in 2014.  At June 30, 2010, the outstanding principal amount is R$ 270,225.

The Company has Export Pre-Payment contracts with Nordea bank in the amount of US$ 50,000 thousand, bearing LIBOR plus 0.80% and maturing in 2013.  At June 30, 2010, the outstanding principal amount is R$ 90,075.

The Company has Export Pre-Payment contracts with Banco do Brasil in the amount of US$ 200,000 thousand, bearing LIBOR plus 3.20 – 5.00% and maturing in 2018.  At June 30, 2010, the outstanding principal amount is R$ 360,300.

(b)	Loan - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300,000 thousand (at the time of issuance equivalent to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%.  We received 15% of the total funds raised, i.e., US$ 45,000 thousand, equivalent to R$ 131,000 on that date.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(c)	Loan - VOTO IV (eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a company jointly controlled together with VPAR, raised US$ 400,000 thousand in bonds in the international capital markets (equivalent at the time of issuance to R$ 955,000). The bonds mature on June 24, 2020 and bear annual interest of 7.75%. We received 50% of the total funds raised, i.e., US$ 200,000 thousand equivalent to R$ 477,000 on that date.

(d)	Loans - Fibria 2019 and Fibria 2020 (eurobonds)

In May 2010, through its international subsidiary Fibria Overseas Finance Ltd. ("Fibria Overseas "), the Company raised US$ 750 million (“Fibria 2020,” equivalent to R$ 1,339,650) in the international market, maturing in 10 years and with a repurchase option after five years, accruing semi-annual interest at 7.50% p.a.

On October 30, 2009, the Company through its international subsidiary Fibria Overseas raised US$ 1 billion (“Fibria 2019,” equivalent at the time of issuance to R$ 1,744,000), maturing within ten years accruing semi-annual interest at 9.25% p.a.  In May 2010, the Company announced an offer to exchange Fibria 2019 launching through a reopening of Fibria 2020, aligning interest rates and providing for more flexible the covenants. Participation in the exchange offer was 94%.

The effective interest rate on these operations after the capitalization of borrowing costs is 8.66% p.a.

(e)	BNDES

In the first half of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at TJLP plus 0% to 4.41% and UMBNDES plus 2.21% p.a.  At June 30, 2010, 93% of this total amount had been drawn down.  UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a.  The deadline for repayment of this financing is 2015.  At June 30, 2010, 57% of this amount had been drawn down.

In October 2007, a financing agreement was entered into with BNDES for R$ 21,701, indexed by TJLP + 1.8% and UMBNDES + 1.3% p.a.  The principal amount will be settled between 2010 and 2012.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In November 2006, a financing agreement was entered into with BNDES.  At June 30, 2010, the total amount thereof is R$ 518,086 of which R$ 516,588 has already been drawn down, maturing from 2009 to 2016, bearing interest at TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

In 2005, three agreements were entered into with BNDES, in December, August and May.  In the contract signed in December, total funds drawn down were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP + 0% to 4.5% p.a. and UMBNDES + 2.0% to 3.0% p.a.  In the August agreement, total funds drawn down reached R$ 55,222, of which a portion is indexed to TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a.  Final maturity of the agreement is 2015.  In the May agreement, total funds drawn down were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a.  The final maturity of the principal amount is 2015.

At June 30, 2010, when considering the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel  (joint Venture with Stora Enso) from BNDES, the total principal amount is R$ 325,970, repayable from 2010 to 2014, subject to interest ranging from TJLP + 1.0% to 3.3% p.a. and UMBNDES + 3.3% p.a.

Upon the disposal of the Guaíba unit, the Company transferred items given as collateral for the BNDES financing for the Três Lagoas (MS) unit. The transfer of collateral was approved by BNDES and is duly registered.

(f)	Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally agreed in 2008 for the acquisition of forest machinery and equipment.  The outstanding amount at June 30, 2010 was R$ 29,788 (US$ 16,535 thousand), and the final installment is due in 2013.

As at June 30, 2010, the Company has recorded 50% of the leases of machinery acquired through its interest in Consórcio Conpacel, which totaled R$ 41,925 and the final installment is due in 2014.

(g)	Export Credit Bill (NCE) and Rural Credit Bill (NCR)

In August 2009, the Company executed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days at 11.25% p.a.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In June 2009, the Company contracted an NCR with Banco do Brasil for R$ 42,032, maturing in August 2010 at 10.224% p.a.

In June 2009, the Company contracted an NCE with Banco do Brasil for R$ 73,000, maturing in August 2010 at 11.25% p.a.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000 which matures in June 2011 at 11.25% p.a.

In August 2009, the Company contracted an NCR with Banco Bradesco in the amount of R$ 10,000, which matures in August 2010 at a cost of 6.75% p.a.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (50%) with final maturity in December 2013 and a cost of 100% of CDI.

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides facilities to companies committed to sustainability programs) in the amount of € 125 million at LIBOR 3M plus 3.325% p.a., which matures in eight and a half years.

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company borrowed R$ 73 million from Banco do Brasil through its subsidiary VCP-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Agreement with creditor bank counterparties to Aracruz derivative loans

In May of 2010, the Company settled the remaining amount of its derivative debt, in the amount of US$ 511 million (equivalent at that date to R$ 944 million), thus permitting the elimination of the remaining restrictive clauses and the release of the remaining guarantees from this transaction.

(k)	Covenants

Some of the Parent company's and its subsidiaries' loan agreements contain covenants or restrictive clauses, establishing maximum indebtedness and leverage levels as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables either in a current account or a collateral account.  In 2009, the Company renegotiated with creditor banks the covenants in all loans subject to accelerated settlement.  As regards BNDES, the Company enhanced the collateral package during 2009 in connection with the failure to comply with the clause governing the maximum level of indebtedness.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The principal covenants governing the credit facility include:

.	subject to certain exceptions, restrictions on the Company's capacity to merge with or into other entities;

.	subject to certain exceptions, restrictions on sales and exchanges of assets by the Company and its subsidiaries;

.
maintenance, at the end of each quarter, of a ratio of: (i) Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) in accordance with Brazilian GAAP and adjusted (for the last four quarters) to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters, greater than 0.6 at June 30, 2010, later increasing up to 1.2 at June 30, 2011;

.	maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters) of 5.4 at June 30, 2010 and gradually reducing to 3.0 at June 30, 2011 and thereafter;

.	maintenance, at the end of each quarter, of a level of debt to shareholders’ equity of 0.7;

The principal events of default under the Export Prepayment Credit Contract include:

.	default, within the time provided for, on the principal amount or interest in connection with the Export Prepayment Credit Contract;

.	inaccuracy of any declaration, guarantee or certification provided in connection with the Export Prepayment Credit Contract;

.	cross-default and cross-judgment default, subject to an agreed minimum of US$ 50.0 million;

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

.	subject to certain periods for cure, breach of any obligation under the Export Prepayment Credit Contract;

.	certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

The Company was fully in compliance with the covenants agreed upon in the contract with the banks through June 30, 2010.

15	Provision for Contingencies

The Parent company and its subsidiaries are parties to labor, civil and tax claims at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

The provisions for tax and other litigation and the corresponding deposits are as follows:

Parent Company
	6/30/2010			3/31/2010			12/31/2009
	Judicial	Accrued	Total net	Judicial	Accrued	Total net	Judicial	Accrued	Total net
	deposits	amount		deposits	amount		deposits	amount
Nature of claims
Tax	156,717	(256,917)	(100,200)	149,149	(254,298)	(105,149)	324,651	(607,287)	(282,636)
Labor	34,727	(51,095)	(16,368)	43,022	(57,158)	(14,136)	32,199	(77,504)	(45,305)
Civil	3,172	(8,551)	(5,379)	2,280	(6,548)	(4,268)	238	(6,658)	(6,420)
	194,616	(316,563)	(121,947)	194,451	(318,004)	(123,553)	357,088	(691,449)	(334,361)

Consolidated	6/30/2010			3/31/2010			12/31/2009
	Judicial	Accrued	Total net	Judicial	Accrued	Total net	Judicial	Accrued	Total net
	deposits	amount		deposits	amount		deposits	amount
Nature of claims
Tax	166,017	(257,253)	(91,236)	153,512	(254,586)	(101,074)	333,773	(607,585)	(273,812)
Labor	41,760	(75,173)	(33,413)	54,253	(80,416)	(26,163)	37,929	(97,969)	(60,040)
Civil	3,173	(8,916)	(5,743)	2,281	(7,245)	(4,964)	237	(7,319)	(7,082)
	210,950	(341,342)	(130,392)	210,046	(342,247)	(132,201)	371,939	(712,873)	(340,934)

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management as supported by outside legal counsel.  No provision has been recorded to cover possible unfavorable outcomes from these claims. The estimated possible losses from these claims at June 30, 2010 are as follows tax - R$ 1,168,505 and civil - R$ 65,101.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The labor claims for which the expectation of loss is classified as possible are accrued to the extent that future cash outflows are probable, based on the history of settlements over the last years.

The change in the provision for contingencies can be shown as follows:

	Parent company			Consolidated

	June 30, 2010	March 31, 2010	December 31, 2009	June 30, 2010	March 31, 2010	December 31, 2009

	Six months	Three months	12 months	Six months	Three months	12 months

Opening balance	318,004	691,449	375,771	342,247	712,873	443,252
Cancellation of claims (*)	(10,405)	(382,158)	(21,901)	(10,795)	(382,606)	(212,745)
New claims filed			18,061	1,470	209	24,004
Merger of Aracruz			316,813			429,688
Charges	8,694	8,713	2,705	8,420	11,771	28,674

Closing balance	316,563	318,004	691,449	341,342	342,247	712,873

(*) The cancellations of claims in 2010 were mainly due to the Tax Amnesty and Financing Program described in item (xiii) in this explanatory note and the reversal of the provision for CSLL taxes on export revenue in 2003.

(a)	A summary of the main tax claims it is set out in the following paragraphs:

(i)	Economic stabilization plan (“Plano Verão”)

Based on the injunction obtained through a writ of mandamus, the Company deducted from the calculation of taxable profit the indexation corresponding to the variation of the Consumer Price Index in January and February 1989, in the amount of 70.28% (the “Summer Plan”).  In ongoing legal argument, the Company received a favorable judgment for the lawsuit limiting the indexation factor to 42.72% (January 1989) and 10.14% (February 1989).  Consequently, as supported by its legal counsel, the Company established a provision corresponding to the difference between the benefit previously recognized and that determined by the court.  The amount provisioned was R$7,951 at June 30, 2010.

(ii)	PIS/COFINS (taxes on revenues)

The Company (at the time represented by Aracruz) obtained a court injunction against the broadening of the tax base levied on revenues by the COFINS tax.  The injunction also covered the increase in the COFINS tax rate established by Law 9,718/98, on the basis of unconstitutionality.  A favorable decision was issued in November 2001.  However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to partially withdraw the lawsuit filed.  It then elected to enroll in the PAES program (a tax amnesty and refinancing installment program) paying R$ 58,746, as instituted by Law No. 10684/03, the balance at June 30, 2010 is approximately R$ 62,998.  The Company continues to challenge only the payment of taxes on exchange gains.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

There have been decisions rendered by the Federal Supreme Court (STF) which ruled that the change in the basis for calculation of the PIS and COFINS taxes is unconstitutional. Consequently, despite having withdrawn its original claim, the Company filed a petition for a preliminary injunction to assure its right not to pay the PAES installments relating to such modification, and this petition was granted.  The amount relating to the PAES installments that were not paid as a result of the court order, for the months from July 2006 through December 2009, was approximately R$ 30,200, including TJLP interest charges through June 30, 2010.  In February 2009, the Superior Court of Justice (STJ) issued its decision in favor of the Company, determining that the decision of the Second District Federal Court be overturned, which had approved the partial withdrawal of the lawsuit originally filed.

The amount of exchange gains being discussed, from February 1999 to September 2003, was R$ 179,238 at September 30, 2009, as adjusted by the prime rate published by the Sistema Especial de Liquidação e Custódia (SELIC).

In September 2009, pursuant to guidance issued by the Brazilian Institute of Accountants -IBRACON (Technical Notice 05/2009) in July 2009, and supported by the advice of outside legal counsel, the Company fully reversed R$ 179,238 of the provision for the taxes on exchange gains.

(iii)	ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS tax in the period 1996-2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits starting January 2006 due to the enactment of Supplementary Law No. 120 of December 29, 2005.  The Company has accrued and deposited in escrow the disputed tax, whose total balance at June 30, 2010 is R$ 57,228.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(iv)	Social Contribution on Export Profits

In March 2004, the Company was granted the right not to pay social contribution taxes on export income retroactively to January 2004.  In April 2007, as a result of an unfavorable court decision, the Company made an escrow deposit of principal amounting to R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional escrow deposit of R$ 73, and the deposited amount totals R$ 47,102.  The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company was granted the right, from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, indexed by the SELIC rate, of R$ 103 million at June 30, 2010, against which a provision was established.  The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government.  Furthermore, on December 1, 2009 the Company was served an assessment notice for R$ 67 million regarding social contribution for 2004, as updated to June 30, 2010.  For the quarter ended March 31, 2010, as the Brazilian Internal Revenue Service did not serve an assessment notice for 2003 and the Company’s external legal counsel agree that the tax authorities are no longer entitled to claim the amounts regarding that period, the Company reversed the provision of R$156,331, of which R$ 73,409 to “Financial results” and R$ 82,922 to “Income tax and social contribution”.

(v)	Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Revenue Service totaling R$ 906,903 for alleged nonpayment of income tax and social contribution relating on the earnings of its foreign subsidiary recognized in Brazil as equity in earnings of subsidiaries, during the period 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

In June 2008, a trial court upheld the tax assessment.  The Company filed an administrative appeal against that ruling, and is presently awaiting the court decision.

We understand, based on the position of our outside legal counsel, that this Hungarian subsidiary is subject to taxation in the country of incorporation and, therefore, the likelihood of this assessment being upheld is remote since it violates provisions of the Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Thus, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(vi)	Class action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of potential purchasers of the Company's ADSs between April 7 and October 2, 2008.  The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions.  The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.  Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

(vii)	Tax incentive - Agência de Desenvolvimento do Nordeste (ADENE)

The Company has business units (incorporated from Aracruz in December 2009) located within the regional development area of ADENE.  As the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002 the Company requested and was granted by the Brazilian Revenue Service the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on profits from tax incentive activities for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), once the qualification reports for tax cuts are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the Liquidator of the former Supervisory Office for Development of Brazil's Northeastern Region (SUDENE), reporting that, "by accepting the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the granting of the referred to incentive", the right to use the benefit previously granted is groundless and will be cancelled.

During 2004 and 2005, various ADENE determinations were issued to cancel tax benefits. Such determinations were refuted by the Company, however no final court decision has been announced in relation to the merits of the claim.

Nevertheless, the Brazilian Revenue Service served the Company an assessment notice in December 2005, requiring the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 269.5 million - updated to June 20, 2010.  The Company filed a protest letter against such assessment notice, which was deemed to have grounds at an administrative level.  The Company filed an appeal against this decision and in September 2008, the Ministry of Finance's Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial grounds as to the Company's right to use the tax incentive until 2003.  However, the assessment was maintained for 2004, which results in an assessed amount of R$ 49.5 million - updated to June 30, 2010.  The Company filed an appeal against the decision with respect to 2004.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The Company's management, supported by its legal counsel, believes that the decision to cancel the tax benefits is an error and should not prevail, whether with respect to benefits already enjoyed, or in future periods.

In regard to the benefits used to 2004 (R$ 143 million at December 31, 2004), based on the position of its external legal counsel, the Company's management believes that the required tax payment has no grounds, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Revenue Service's determinations and ADENE's qualifying reports.

With respect to the prescriptive period, 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting terms set in advance (implementation, expansion or modernization of industrial enterprise), securing the right to use such tax benefits until the end of the periods set forth in law and in the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Revenue Service intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is handed down on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is rated as remote by the Company's management and external legal counsel. In regard to the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is rated as possible, and no provision has been established.

(viii)	IRPJ - deductibility of social contribution on net profit

On June 29, 2005, the Company was assessed for having treated social contribution charges as deductible for purposes of determining its income tax for 2000 and 2001; the accrual on June 29, 2005 was supplemented by R$ 3.6 million, totaling R$ 38 million.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$ 24.4 million.  The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and the amount of R$ 24,400 which it had settled.  Nevertheless, the assessment was upheld at the first administrative level of hearings upon challenge by the Company.  The Company has appealed this decision and is awaiting judgment thereon.  Furthermore, the Company has maintained a lawsuit challenging the alleged non-deductibility of social contribution on net profit.  Based on the position of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this claim as remote, no provision was recognized.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(ix)	Income tax and social contribution - full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for offsetting 100% of taxable income in 2000 and 2001 with income tax loss carryforwards.  The assessment also covered the full offset, in 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program.  The Company challenged the assessment at the first administrative level, but the claims against the Company were upheld.  The Company appealed this decision and in June 2008 obtained a favorable decision from the Brazilian Finance Ministry's Board of Tax Appeals (CCMF, currently CARF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of this decision, the Company, on the advice of its outside legal counsel, assessed the likelihood of loss regarding such contingency to be remote.

(x)	Income and social contribution taxes - partial approval

The Company has three legal proceedings for approval of income tax credits with the Brazilian Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, though only R$ 83,470 was approved by the Brazilian Revenue Service.  The Company made a timely appeal against rejection of tax credits by the relevant authorities in all claims.  In regard to 1997, the claim is pending a decision to be handed down at trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers loss to be possible.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(xi)	Tax Amnesty and Refinancing Program (REFIS)

In November 2009, the Company joined the Tax Amnesty and Refinancing Program (REFIS), introduced by Law 11,941/09, the objective of which is the regularization of tax debts through a special system for payment of tax and social security debts in installments.

The debts included in the installment payment program mainly arise from:

.	COFINS - rate increase from 2% to 3% as established by Law 9,718/98;

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax notice issued by Brazilian IRS due to supposed noncompliance with accessory tax obligations;

.	IR/CSLL - tax notices issued to fully offset income and social contribution tax losses;

.
CIDE - judicial proceeding regarding CIDE levy on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10,168/00 and amended by Law 10,332/01 - period: as from 2002;

.
IOF - judicial proceeding for declaration of non-existence of legal and tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

.
IR - judicial proceeding about interest levy on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company (at the time represented by Aracruz) from a company under receivership in Argentina (CASA).

The updated amount of debts included in the installment payment program is R$ 242,217, for which there are judicial deposits aggregating R$ 200,224. The impacts on the result of operations for the first quarter of 2010 relate to recognition of debts that had not been previously provisioned, amounting to R$ 51,201, recognition of credit for benefit related to penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers' fees.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Significant comments on labor/civil proceedings

The Company is a party to approximately 3,069 labor lawsuits filed by former employees and third parties, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational diseases and workers' compensation, property damage and personal injury, understated indexation on the fine of 40% of FGTS, and 934 civil lawsuits most of which refer to claims for compensation from former employees or third parties for alleged occupational diseases and workers' compensation, collection lawsuits and application to credits in bankruptcies filed by the Company, reimbursement of funds brought against delinquent landowners and possessory actions filed in order to protect the Company equity.  The Company has insurance for public liability that covers, within the limits set in the policy, claims for compensation for losses to property damages set by civil courts.

16	Long-term Commitments

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for one- to ten-year periods, with a maximum of 18.8 years.  These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations.  The contractual obligations assumed at June 30, 2010 correspond to R$ 209,498 per year (R$ 2211,946 at March 31, 2010 and R$ 195,339 at December 31, 2009).  Additionally, in 2007 we entered into a long-term take-or-pay agreement with International Paper for the supply of pulp for a 30-year period.  The obligation set out in this agreement totals R$ 111,843 per year at June 30, 2010 (R$ 110,452 at March 31, 2010 and R$ 91,064 at December 31, 2009.

Acquisition of Ripasa or Conpacel

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”) entered into an agreement for the acquisition of a controlling interest in Ripasa S.A. Celulose e Papel ("Ripasa").  Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders.  After various capital reorganizations and considering Fibria’s portion, 309,451 shares remained in connection the option.  On March 23, 2010, the shareholders notified Fibria (formerly VCP) of their intention to exercise their put option.  The estimated total amount of this transaction is R$ 43,012, which was paid on May 10, 2010.  Of this amount, a provision of R$ 33,423 related to indexation adjustments was recorded in income, and the difference of R$ 9,589 relating to the market value of the shares, was recorded in the account for treasury shares, in shareholders’ equity, upon effective acquisition of the shares to be held as treasury stock until cancelled.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In 2008, Fibria (then VCP) and Suzano requested pre-approval from the Brazilian Securities Commission (CVM) to acquire own shares and payment of an amount related to a transaction to avoid possible litigation, since the acquisition would be carried out at market price, which was lower than the contractually agreed price. On June 5, 2008, the CVM Board authorized acquisition at market price of the shares involved and did not objection to payment of the agreed amount.

17	Shareholders' Equity

(a)	Capital

Capital stock at June 30, 2010, totally subscribed and paid in, is represented by 467,934,646 common registered shares without par value.

On May 30, 2009, 244,347,953 preferred shares issued by the Company were approved by the EGM for conversion into common shares based on the ratio of one preferred share for each 0.91 common share.

On July 2, 2009, the deadline to exercise the appraisal right, defined by the EGM of May 30, 2009 expired. The EGM approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

The appraisal right was exercised by 14 shareholders that held 36,670 preferred shares. Based on the withdrawal amount of R$ 20.61 per share, corresponding to the equity per share issued by the Company on December 31, 2008; the amount due dissenting shareholders amounted to R$ 756.

The withdrawal amount was charged to "Capital reserves", and the Company's treasurer, was instructed to retire or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders' shares.

(b)	Capital increase

On May 27, 2009, a capital subscription was approved by the EGM of February 6, 2009, in the amount of R$ 4,005,091, increasing capital from R$ 3,052,211 to R$ 7,057,302 upon subscription of 210,794,252 newly registered book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

On November 12, 2009, the period in which the holders of preferred class A shares issued by Aracruz could exercise their appraisal rights expired due to merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common registered book entry shares with no par value, thus increasing capital by R$ 529,843; consequently the Company's capital was increased to R$ 7,587,145, representing 464,934,646 common registered shares with no par value.

On December 22, 2009, the shareholders approved in an EGM an increase of capital, without issuance of new shares in the amount of R$ 792,252, through capitalization of the Share Premium Reserve/Shares Subscription, increasing the Company's capital stock to R$ 8,379,397.

(c)	Dividends and interest on own capital

The Company's bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

(d)	Income reserves

Income reserve is set up through appropriation of 5% of net income for the year. The investment reserve, corresponding to the balance of retained earnings, after constitution of the legal reserve and the special dividend reserve, is mainly destined for investment plans as per the capital budget, plant modernization and maintenance processes, as approved by the Supervisory Board and the Board of Directors.

18	Financial Instruments

The majority of Fibria's sales are denominated in U.S. dollars, while its costs are predominantly incurred in Brazilian Reais.  Accordingly, there is a natural currency mismatch between the Company’s costs and revenues.

In addition, the Company has liabilities pegged to different indices and currencies, which may impact the Company's cash flow.  In this context, derivatives are used for hedging purposes as follows: (i) cash flow hedge against currency mismatching and volatility in pulp prices, (ii) debt repayment hedge against interest and exchange rate volatility, and (iii) volatility in the price of pulp or other risk factors.  Amounts presented are expressed in Brazilian Reais (R$), U.S. dollars (US$) or yen (JP¥).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Policy on the use of derivatives

Fibria's Board of Directors approved on December 18, 2009 the annual revision of the Market Risks Management Policy and Cash Management Policy which regulate its use of derivative financial instruments.  The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, the volume of commodities or debt and its related index.  Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), and leveraging financial instruments are not allowed.

Fibria calculates net exposure to each risk factor.  When a risk factor refers to the U.S. dollar or euro, maximum hedge limits are determined for up to 12 months.  In case of terms from 12 months to 24 months, there must be previous approval from Fibria's Executive Board, as advised by the Financial Committee.  Proposed operations with terms in excess of 24 months require prior approval from the Board of Directors.  In relation to interest rate risk, operations with terms and amounts compatible with the corresponding debts may be carried out.  The Company must maintain at least 25% of its debt subject to pre-established interest rates.  For the other risk factors (including pulp prices), any and all operations with maximum terms of 12 months which, under extreme market conditions (stress scenario), do not represent more than 10% of EBITDA, must be submitted for the approval of Fibria's Executive Board, as advised by the Financial Committee.  Whenever these operations do not meet such criteria, the Board of Directors must be consulted.

For the analyses of exposure to each risk factor, in the case of foreign exchange rate, the Company's forecast of its export flow was considered, based on the budget reviewed and approved by the Executive Board, discounting costs, investments, debt and foreign currency derivatives, which results in net exposure for the period.  For the other exposures presented, (Pre R$ and Fixed US$ - both exposures to Pre rates), the positions of derivatives, debt and cash for the referred to date were considered.  We set out below the net exposures, by risk factor, for each of the 12 subsequent months.  The amounts were calculated at present value.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Net exposure	Currency	Pre	Fixed
Next 12 months(*)	(US$)	$ (R)	(US$)

July	493,101	36,394	249,425
August	189,164	(126,906)	(59,738)
September	238,371	4,982	(28,355)
October	213,841	(419,937)	(44,113)
November	122,421	12,564	(124,991)
December	212,059	37,967	(75,123)
January	209,545	(757,720)	(57,893)
February	236,637	43,307	(45,383)
March	210,886	40,203	(39,564)
April	223,968	54,232	(43,350)
May	178,194	(12,298)	(83,269)
June	283,417	(15,215)	(15,027)

(*) Chart not audited/ reviewed by our independent auditors

Contracted derivatives

The following summary of operations presents Fibria's derivatives by category.

A description of each of the contracted derivatives and the hedged item is also provided.

Type of derivative	Reference value (Notional) – in currency of origin			Fair Value
	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

NDF (USD)	346,900	217,500	272,000	19,085	6,098	13,474
Call (USD)		50,000	90,000			(635)
Swap JPY x USD (JPY)	4,754,615	4,754,615	4,754,615	10,247	5,876	7,729
Swap Libor x DI (USD)		50,000	50,000		(15,276)	(18,202)
Swap DI x USD (USD)		37,000	37,000			9,022
Swap Libor x Fixed (USD)	352,735	370,418	388,100	(14,892)	(9,985)	(6,265)

				14,440	(13,287)	5,123

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

We present below a summary of the contracted derivatives, by type of contract executed:

Type of derivative	Reference value (Notional) – in currency of origin			Fair Value
	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009

Futures contracts
Cash flow hedge	346,900	217,500	272,000	19,085	6,098	13,474

Swap contracts
Dollar active status		50,000	50,000
Dollar passive status	45,000	45,000	82,000
DI passive status		103,000	103,000
Yen active status	4,754,615	4,754,615	4,754,615
Position in interest (USD)	352,735	370,418	388,100
Total swap contracts				(4,645)	(19,385)	(7,716)

Options contract (call)		50,000	90,000			(635)

				14,440	(13,287)	5,123

We present below a summary of the fair value and the net values by protection strategy:

Type of derivative	Fair value			Value paid or received
	06/30/2010	03/31/2010	12/31/2009	06/30/2010	03/31/2010	12/31/2009
Exchange hedge
Flow hedge	19,085	6,098	12,838	2,107	3,630	3,664
Debt hedge	10,247	(9,400)	(1,450)		(1,252)	(12,008)

Interest rate hedge
Debt hedge	(14,982)	(9,985)	(6,265)	(18,201)	3,711	(1,765)

	14,440	(13,287)	5,123	(16,095)	6,089	(10,108)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The contracted derivatives have the following potentially disbursement schedules:

	Flow hedge	Debt hedge	Debt hedge	Total

2010	8,653	(1,358)	(3,789)	3,506
2011	10,432	(2,692)	(7,165)	576
2012		(2,630)	(3,513)	(6,143)
2013		(2,510)	(437)	(2,947)
2014		19,437	12	19,448
	19,085	10,247	(14,892)	14,440

The fair value does not represent the cash required to settle each contract, as such amounts are only required to be disbursed on the date of maturity of each transaction, when the result will be determined, as applicable and based on the market conditions then prevailing. Outstanding contracts at June 30, 2010 are not subject to margin calls or any other mechanism that may result in dismantlement or early adjustment.

The following is a description of the types of derivatives in place and the underlying instruments that are being hedged. All operations are over the counter.

Non-deliverable forward (NDF)

Fibria enters into US dollar forwards with the aim of hedging part of its future export earnings against the appreciation of the Brazilian Real versus the U.S. dollar.

LIBOR vs. fixed rate swap

Fibria has positions on conventional swaps of LIBOR 3M versus the fixed rate with the objective of hedging debt linked to LIBOR. These swaps are matched to underlying amounts, maturity dates and cash flows.

Japanese yen versus U.S. dollar swap

Fibria has positions on conventional swaps of the Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to underlying amounts, maturity dates and cash flows.

Fair value measurement of derivatives

Fibria determines the fair value of its derivative agreements which may differ from the mark-to-market (MtM) amounts that represent the amount estimated for future settlement. Such difference might occur due to liquidity, spreads or counterpart interest in advanced settlement, among other aspects.  Fibria believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The methods used for the measurement of the fair value of the derivatives used by Fibria for hedging operations consider methodologies commonly used in the market and in compliance with widely-tested theoretical bases.  For each of the instruments, we present below a summary of the methodologies used for fair value determination purposes:

.
Non-deliverable forward - a projection of future exchange rate is made, using the exchange coupon for yields for prefixed Reais for each maturity date. The difference between the rate so obtained and the contracted rate is determined. Such difference is multiplied by the notional value of each contract and discounted to present value using the yields prefixed in Reais.

.
Swap contracts - both the present value of the asset and liability are estimated through discount of cash flows using the market interest rate for the currency in which the swap is denominated. The contract’s fair value is the difference between the asset and liability.

Sensitivity analysis

Under CVM Instruction 475, the sensitivity analysis for outstanding positions is based on three scenarios. Data from yield curves and market quotations were obtained from Bloomberg L.P.

.
Scenario I - probable - is based on market yield curves and quotations at June 30, 2010. Management believes that the market conditions prevailing at the end of March correspond to the probable scenario.

.	Scenario II - this considers an increase by 25% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

.	Scenario III - this considers an increase by 50% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

We set out in the table below the sensitivity analysis for derivative financial instruments. The table presents the hedged asset or liability, the hedging derivative and the projected net result of the operation under three different scenarios. The export flow presented refers to the portion hedged by the operation, which is considered in the budget reviewed and approved by the Executive Board:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

			Scenarios
Description	Index	Risk	Probable	Possible (25%)	Remote (50%)

Export flow	USD	Dollar high	645,041	806,302	967,562
NDF	USD	Dollar high	22,365	(138,896)	(300,156)
			667,406	667,406	667,406

Pre-payment	Libor 3M	Drop in Libor 3M	(15,959)	(11,969)	(7,979)
Swap Libor x Fixed	Libor 3M x Fixed	Drop in Libor 3M	(21,326)	(25,316)	(29,306)
			(37,285)	(37,285)	(37,285)

Bond	JPY	USD high	(115,725)	(115,725)	(115,725)
Swap JPY x USD	JPY x USD	USD high	6,151	(21,242)	(48,636)
			(109,574)	(136,967)	(164,361)

Bond	JPY	Drop in JPY	(115,725)	(86,794)	(57,863)
Swap JPY x USD	JPY x USD	Drop in JPY	6,151	(22,780)	(51,711)
			(109,574)	(109,574)	(109,574)

The tables below present sensitivity of the main loans and investments of the Company.

- Loans:

			Scenarios
	Index	Risk	Probable	Possible (25%)	Remote (50%)

BNDES	TJLP	TJLP high	(2,172,832)	(2,329,598)	(2,442,597)
BNDES	UMBND	ECM high	(355,304)	(408,821)	(425,243)
BNDES	UMBND	UMBND high	(355,304)	(444,130)	(532,956)
Loan	Libor	Libor high	(8,923,301)	(9,075,576)	(9,229,130)
Loan	Libor	Dollar high	(8,923,301)	(11,154,126)	(13,384,952)
Loan	CDI	CDI high	(244,818)	(254,043)	(263,120)
Loan	Dollar	Dollar high	(8,466,315)	(10,582,894)	(12,699,473)

- Investments:

			Scenarios
	Index	Risk	Probable	Possible (25%)	Remote (50%)

Investment	CDI	Drop in CDI	1,344,960	1,316,619	1,274,107
Investment	Dollar	Drop in the dollar	545,844	545,844	545,844

Fibria is exposed to credit risk with counterparties for the following financial instruments: derivatives; time deposits; CDBs; RDBs; Fixed Income Box; and committed transactions. The table below presents the ratings of counterparties to those transactions, based on recent available data.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Counterparty	Moody's	S&P	Fitch
Banco ABC Brasil S.A.	Aa1.br [3]		AA- (bra)
Banco Alfa de Investimentos S.A.			A+ (bra)
Banco BNP Paribas Brasil S.A.		brAAA
Banco Bradesco S.A.	Aaa.br [3]	brAAA	AAA (bra)
Banco Citibank S.A.		brAAA
Banco do Brasil S.A.	Aaa.br [3]		AA+ (bra)
Banco Safra S.A.	Aaa.br [3]		AA+ (bra)
Banco Santander (Brasil) S.A.	Aaa.br [3]	brAAA	AAA(bra)
Banco Votorantim S.A.	Aaa.br [3]	brAA+	AA+ (bra)
HSBC Bank Brasil S.A.	Aaa.br [3]
Itaú Unibanco Banco Múltiplo S.A.	Aaa.br [3]	brAAA	AAA(bra)
Standard Bank	Baa2		BBB+
Barclays*	A1	A+	AA-
Goldman Sachs Group Inc*	A1	A	A+
JP Morgan*	Aa1	AA-	AA-
Morgan Stanley*	A2	A	A

*Rating at the global level
Sources: Bloomberg, Moody's, S&P and Fitch

(*) Chart not audited/ reviewed by our independent auditors

Liquidity risk

Fibria's policy is to maintain cash and net financial investments at any given time of, at least, the aggregate amount corresponding to estimated payments of financial and operating expenses for the next three months.  All derivatives are contracted in the over-the-counter market and do not require margins.  Financial investments are substantially promptly redeemable.

Product curves

In building the yield curves used to determine the price of derivatives, public data from BM&F and proprietary Bloomberg L.P. was used. The yield curves are set out below.

Interest rate curve (Brazil)
Term	Rate (p.a.)
1M	10.3540%
6M	11.3400%
1Y	11.8655%
2Y	12.1789%
3Y	12.1900%
5Y	12.1638%
10Y	12.1511%

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Interest rate curve (United States)
Term	Rate (p.a.)
1M	0.3565%
6M	0.5964%
1Y	0.7118%
2Y	0.9588%
3Y	1.3416%
5Y	2.1455%
10Y	2.7896%

Dollar coupon
Term	Rate (p.a.)
1M	8.5100%
6M	2.8900%
1Y	2.6650%
2Y	3.0139%
3Y	3.5948%
5Y	4.3488%
10Y	4.6695%

3M Libor Projection
Term	Rate (p.a.)
1M	0.5336%
6M	0.7132%
1Y	0.9418%
2Y	1.7135%
3Y	2.5494%
5Y	3.6998%
10Y	4.3223%

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

19	Financial Income and Expenses

Financial income and expenses (Parent company and Consolidated) for the quarters ended June 30, 2010 and 2009 are as follows:

	Parent company		Consolidated

		June 30		June 30

	2010	2009	2010	2009

Financial expenses

Interest on loans and financing	(217,763)	(129,904)	(353,884)	(417,132)
Interest on accounts payable to Aracruz	(186,776)	(198,343)	(186,776)	(239,751)
Other financial expenses	(30,708)	(8,228)	(38,702)	(38,664)

Financial income
Financial investment yield	76,818	61,318	119,731	242,425
Fair value of derivative operations		31,118		34,758
Reversal of indexation charges on contingent liabilities (*)	73,409		73,409	18,922
Other financial income	6,664	1,947	20,612

Exchange gains/losses and indexation charges
Exchange gains/losses on loans and financing	(140,324)	688,614	(359,999)	1,667,423
Exchange and indexation charges on - other assets and liabilities	(142,560)	(149,594)	69,414	(84,415)

Financial expenses (net)	(561,240)	296,928	(656,195)	1,183,566

(*)	Indexation charges on the reversal of the provision for social contribution from export revenues in 2003
(Note 15(iv)).

20	Variable Remuneration Program

The Parent company and its subsidiaries maintain a performance based bonus program for their employees, linked to their personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. At June 30, 2010, the Company recorded a provision of R$ 24,790 (June 30, 2009 - R$ 16,066).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

21	Defined Contribution Pension Plan and Medical Assistance to Retirees

In 2000, the Company joined the Senador José Ermírio de Moraes Foundation (Funsejem), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to Funsejem, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the quarter ended June 30, 2010 amounted to R$ 3,438 (R$ 1,780 at June 30, 2009). The employees' and officers' contributions for that period amounted to R$ 5,098 (R$ 1,990 at June 30, 2009). The Company, then Aracruz, set up the Aracruz de Seguridade Social Foundation (ARUS), a not-for-profit closed-ended private pension plan, which currently performs as a multi-employer sponsored fund. In September 1994, sponsor Portocel - Terminal Especializado de Barra do Riacho S.A. became a member of the private pension plan. The Company and Portocel sponsor the ARUS private pension plan. On December 15, 2009 the Company signed the Statement of Termination of Agreement for Membership in the Arus Private Pension Plan and Withdrawal of the Sponsor. If the request for withdrawal of the sponsors of ARUS private pension plan is approved, the sponsors' commitment, calculated in accordance with MPAS/CPC Resolution 06/88, is fully covered by the assets of the plan.

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for the lifetime medical assistance plan (SEPACO) for all of our employees, spouses and their dependents until they come of age.

The Company's policy prescribes that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

CPC 33 - "Benefits to Employees" requires that an entity calculate the present value of definite benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to commit qualified actuaries to measuring such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the quarter ended June 30, 2010 was R$ 4,734 (R$ 4,334 at June 30, 2009).

As at December 31, 2009, these plans had 1,963 participants, and the Company had accrued an actuarial liability calculated by an independent actuary, of R$ 69,469. The actuarial methods adopted comply with Accounting Standard and Procedure, in line with economic and biometric hypotheses, as follows:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

actuarial assumptions

Discount rate	6.75
Nominal growth rate of medical costs	3.0
Increase rate of medical assistance use	3.0
Long-term inflation	4.5
Biometric table of general mortality	UP-94

Based on the independent actuary's report, the position of actuarial calculations is as follows:

Balance

Reconciliation of liabilities
Present value of actuarial obligations	62,257
Cost of current service
Interest on actuarial obligations	8,000
Benefits paid	(4,282)
(Gains) losses	8,206
Present value of actuarial obligations	74,181
Supplementary provision	4,733
Balance as of June 30, 2010	78,914

22	Insurance

The Parent company and its subsidiaries have insurance coverage for operating risk and comprehensive liability, with maximum indemnity of US$ 1,800 million and US$ 25 million, respectively, corresponding R$ 3,243 million and R$ 45 million on June 30, 2010. The Company's management considers these amounts to be sufficient to cover potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, we have internal fire brigades, a watchtower network, and a fleet of fire trucks. We do not have a history of material losses from forest fires.

The Company has a domestic and international (imports and exports) transportation insurance policy effective until December 2010.

In addition to the previous insurance cover, the Company has civil liability policies for directors and officers (D&O) for amounts it deems to be adequate.

The risk assumptions adopted and their related cover, given their nature, are not an integral part of the audit of the financial statements, and accordingly were not audited/reviewed by our independent auditors.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at June 30, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

23	Segment Information

	Three months ended March 31

	2010		2009

	Paper	Pulp	Paper	Pulp

Net revenues	469,650	3,014,632	569,284	2,330,301
Operating income	82,329	528,462	21,397	87,586

The geographic areas are determined based on where the customers are located. The Company's exports classified by geographic areas are as follows:

	Consolidated

	2010	2009

Europe	1,265,419	782,462
North America	800,832	513,491
Asia	713,511	904,722
Brazil and Latin America	704,521	698,911

	3,484,282	2,899,585

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 16, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO